                                                                    Exhibit 99.1

[LOGO]                          Cambridge Antibody Technology Group plc
Cat                             Annual Report

                                   [GRAPHIC]

                             Highlights of the Year

Chairman's Statement 02
Clinical and Pre-Clinical Pipeline 04
Introduction from the Chief Executive Officer 05
Review of the Year 06
Financial Review 18
Board of Directors 26
Senior Executives 28
Scientific Advisory Board 28
Financial Statements 29
Directors' Report 30
Remuneration Report 32
Corporate Governance 36
Independent Auditors' Report 39
Consolidated Profit and Loss Account 40
Consolidated Statement of
Total Recognised Gains and Losses 40
Consolidated Balance Sheet 41
Company Balance Sheet 42
Consolidated Cash Flow Statement 43
Notes to the Financial Statements 44
Selected Financial Data 69
Corporate Advisors 70
Shareholder Information 71
Glossary 72

Abbott made regulatory submissions in the US and Europe for marketing approval of Humira(TM) (D2E7), a human monoclonal antibody anti-TNF(alpha) therapy for rheumatoid arthritis, isolated and optimised by CAT in collaboration with Abbott.

CAT-152, a human monoclonal antibody against TGF(beta) used as an anti-scarring agent after surgery to treat glaucoma, produced encouraging Phase II clinical trial results and commenced pivotal International Phase III clinical trials.

Orphan Drug status awarded for CAT-192, the human anti-TGF(beta) monoclonal antibody being developed with Genzyme as a potential drug to treat scleroderma.

CAT-213, a human anti-eotaxin1 monoclonal antibody shows encouraging results in a Phase I/II trial as a potential treatment for allergic disorders.

TRAIL-R1 mAb, a potential anti-cancer treatment, entered a Phase I clinical trial conducted by CAT's partner, HGSI.

Five exclusive therapeutic licences granted; to HGSI (three), Amgen and Wyeth Research for developing CAT-derived antibodies against a range of disease-associated molecular targets.

Co-development collaboration signed with Amrad.

Research alliance signed with Chugai, a leading Japanese pharmaceutical company and, since year end, a second agreement with Merck & Co., Inc.

Royalty obligations to Drug Royalty Corporation bought back.

Peter Chambre appointed as new CEO.

                              01
                              Cambridge Antibody Technology Group plc









CAT is a strong company, supported by a talented team of people. The growing strength and breadth of our product portfolio is underpinned by our leading antibody display technologies, development capabilities and scientific excellence.

                              02
                              Cambridge Antibody Technology Group plc

[PICTURE]                      [PICTURE]

Chairman's Statement

With significant progress in a number of areas, CAT continues to demonstrate its strength and inherent value. The prospect of the first CAT-derived human monoclonal antibody therapeutic, HumiraTM (previously known as D2E7), being commercialised in 2003 by Abbott is a strong validation of our technology as a major drug discovery platform.

Alongside the news of Humira, it is important also to emphasise the growing strength and breadth of CAT's product portfolio, which is underpinned by our leading antibody display technologies and development capabilities. This year we continued to see CAT's product pipeline, which will ultimately drive our commercial success, make good progress. Both CAT-152 (lerdelimumab), an anti-scarring agent to be used as an adjunct to surgery for glaucoma, and CAT-213, our human anti-eotaxin1 antibody treatment for allergic disorders, have shown promise. With the entry into trials this year of the seventh CAT-derived human monoclonal antibody, TRAIL-R1 mAb, a potential anti-cancer treatment, CAT continues to lead the world in the development of human antibody therapeutics, there being more CAT-derived human antibodies in clinical trials than from any other company.

In a competitive environment for antibody product discovery it is encouraging that a growing number of CAT's partners elected to develop antibody therapeutic drug candidates exclusively with CAT in 2002. CAT issued five exclusive product licences during the year, each of which was the fruit of an existing partnership.

CAT has also entered into new international alliances with well-respected pharma and biotech companies. These collaborations expand the number and breadth of licencees of CAT's proprietary technologies and offer the prospect of CAT deriving significant long-term value from third party development and commercialisation of human monoclonal antibody drugs. Our alliance with Chugai, one of Japan's leading pharma companies, is particularly significant as it is our first collaboration in one of the world's largest pharmaceutical markets.

Our offer to acquire Drug Royalty Corporation Inc. (DRC) of Canada in February of this year, though ultimately unsuccessful, gave us the opportunity to buy back our royalty obligations to DRC. We exercised this right in April.

In 2002 we saw a significant change in the senior management team with the appointment of Peter Chambre as our new CEO. In post since April, Peter is using his expertise to continue shaping our transition from a research-based biotechnology company to a profitable biopharmaceutical business. CAT owes a huge debt of gratitude to David Chiswell, our outgoing CEO. David co-founded CAT in 1990 and served as its CEO since 1996. His unique blend of skills, originality and enthusiasm laid the foundations for CAT's development and helped establish CAT as the successful company it is today. We wish him well in his future endeavours.

Below                             03
Peter Garland, Chairman           Cambridge Antibody Technology Group plc

[PICTURE]                         [PICTURE]

I would also like to thank Jim Foght, who has recently announced his intention to retire from CAT's Board of Directors after the AGM in February 2003. Jim has been a Non-Executive Director since 1996, prior to CAT's flotation, and we have benefited greatly from his experience of the biotechnology and investment industries. We are grateful to him for his valuable contribution.

I am pleased to announce the appointment of Ake Stavling as a new Non-Executive Director. Ake has extensive senior management experience, covering finance and the pharmaceutical industry, and most recently held the post of Executive Director at AstraZeneca PLC, with responsibility for business development, incorporating corporate strategy and mergers and acquisitions. Previously, he was Chief Financial Officer at Astra AB. Ake takes up his position on 2 December 2002 and will succeed Jim Foght as chairman of the Audit Committee.

On a sad note, we have seen this year the death of Cesar Milstein, one of the Nobel Prize winning inventors of monoclonal antibodies, whose ground-breaking work is the foundation of CAT's technology. Cesar served on the Scientific Advisory Board of CAT from 1990 and his insights were pivotal in helping to steer the direction of CAT's technological development. His contribution will be greatly missed by CAT and throughout the entire scientific community. He was an inspiration to CAT's scientists and we are delighted that he had agreed to our naming our new facility at Granta Park in his honour.

This year's achievements demonstrate that CAT is fundamentally a strong company underpinned by a talented organisation and exceptional science. However, the progress made during the year has not been reflected in the share price, which has fallen considerably over the period. We recognise that CAT has been as affected as other companies in the sector by the current lack of investor appetite for biotechnology stocks. This notwithstanding, we remain committed to developing therapeutic antibodies as the best way of creating value for shareholders from our capabilities and technologies.

Finally, I would like to thank everyone who has contributed to CAT's success in 2002, our staff, the Board, the Scientific Advisory Board and other expert advisors, our partners and our shareholders. We look forward to another year of progress in 2003.

Peter Garland Chairman
15 November 2002

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                                         04
                                         Cambridge Antibody Technology Group plc

                                   [PICTURE]

Clinical and Pre-Clinical Pipeline

                                                                                                                           Filed for
                                                                                                                           marketing
Product candidate    Partner         Target          Disease                    Pre-clinical  Phase I  Phase II  Phase III approval

Humira(TM)           Abbott          TNF(alpha)      Rheumatoid arthritis             X          X         X         X
(D2E7, adalimumab)

                                                     Juvenile rheumatoid              X          X         X         X
                                                     arthritis

                                                     Crohn's disease                  X          X         X         X

CAT-152              -               TGF(beta)\\2\\  Scarring post                    X          X         X         X
(lerdelimumab)                                       glaucoma surgery

CAT-192              Genzyme         TGF(beta)\\1\\  Scleroderma                      X          X         X
(metelimumab)

CAT-213              -               Eotaxin1        Allergic disorders               X          X         X

J695                 Abbott/Wyeth    IL12            Autoimmune diseases,             X          X         X
                     Research                        including rheumatoid
                                                     arthritis, Crohn's disease

LymphoStat-B(TM)     HGSI            BlyS            Systemic lupus                   X          X
(Anti-BLyS)                                          Erythematosus

TRAIL-R1 mAb         HGSI            TRAIL-R1        Certain types of cancer          X          X

GC1008               Genzyme         TGF(beta)       Fibrotic diseases                X

TRAIL-R2 mAb         HGSI            TRAIL-R2        Certain types of cancer          X

Undisclosed          Wyeth Research  Undisclosed     Undisclosed                      X

Undisclosed          HGSI            Undisclosed     Undisclosed                      X

Undisclosed          Undisclosed     Undisclosed     Undisclosed                      X

                                                                                  CAT programmes
                                                                                  Licensed programmes

Below                                    05
Peter Chambre Chief Executive Officer    Cambridge Antibody Technology Group plc

[PICTURES]

Introduction from the Chief Executive Officer

I am delighted to have joined CAT and to have the opportunity of leading the Company though the next phase of its development. CAT today is a strong company, built on world-leading technology and scientific excellence supported by a talented team of people.

Over the past few months we have set ourselves the ambitious goal of completing CAT's transition to a profitable, product-based biopharmaceutical company over the next five years. We are also aiming to build a broad portfolio of products that will secure rapid revenue and profit growth beyond that point.

CAT will focus on the exploitation of its leadership position in the antibody field in two ways: through the development of programmes in a selected number of areas of disease, and through the licensing of our capabilities and technology for the discovery and development of therapeutic antibodies outside those specific target areas.

For some time, CAT has been developing the application of industrialised microarray technology for use in personalised medicine. We see this as a very exciting opportunity. As a result of our focus on therapeutic antibodies CAT will be seeking independent financing for this business, which Kevin Johnson, our Chief Technology Officer, will lead.

CAT currently has the largest number of antibodies in clinical development of any company involved in human antibody therapeutics. Despite this success we believe that we need to strengthen further our product pipeline in the coming years. We expect to do this by continuing our internal discovery research, advancing the programmes currently in pre-clinical development, seeking to expand the indications for products already in human clinical trials and through the acquisition and in-licensing of other new products.

As we plan the management of our resources for the future, we anticipate further growth in expenditure during the next year due principally to the growth in our clinical trials pipeline. After a period of rapid growth in capability and resource level, however, we do not expect further significant growth in headcount next year. There will be some increase in development and commercialisation resources.

I believe CAT is exceptionally well placed to take advantage of the potential that exists in therapeutic antibodies, and to achieve the goals that we have set to the benefit of our shareholders.

Peter Chambre Chief Executive Officer

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                                         06
                                         Cambridge Antibody Technology Group plc

[PICTURES]

Review of the Year

Product development

Humira(TM) Humira(TM) (D2E7, adalimumab), a human monoclonal antibody that neutralises TNF(alpha), is being developed by Abbott as a treatment for rheumatoid arthritis (RA), juvenile rheumatoid arthritis (JRA) and Crohn's disease.

.. April 2002 Abbott simultaneously filed Humira with the US Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products (EMEA) for marketing approval. Humira remains under review and results of both filings are expected in the first half of 2003. If approved, Humira will be the first human monoclonal antibody therapy on the market. Rheumatoid arthritis is a condition which affects an estimated five million patients in Europe and the US, of whom around one million of the most severely affected could potentially benefit from treatment with Humira.

.. June 2002 Encouraging Phase III data were presented at the European League Against Rheumatology (EULAR) meeting. The trial results showed Humira improved signs and symptoms of RA in up to 50% of patients and was safe and well tolerated at the doses used.

.. September 2002 Abbott began enrolling patients into a Phase III clinical trial to assess the efficacy of Humira to treat patients with JRA. JRA causes swollen and tender joints and can lead to permanent joint damage. It affects around 90,000 children in Europe and North America.

.. September 2002 Abbott started recruiting patients to a Phase II/III clinical trial to evaluate the safety and effectiveness of Humira as a treatment for Crohn's disease, a chronic inflammatory disorder of the gastrointestinal tract. Crohn's disease affects around half a million patients in Europe and North America.

.. October 2002 Further promising Phase III data were presented at the American College of Rheumatology (ACR) meeting, particularly the slowing of progression of joint disease (as evidenced by X-rays).

CAT development programmes Encouraging clinical data on CAT-152 (lerdelimumab), a human anti-TGF(beta)\\2\\ monoclonal antibody being developed by CAT as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma (trabeculectomy), were presented this year. CAT estimates up to 250,000 patients per year undergoing an operation for glaucoma in the US and Western Europe could potentially benefit from treatment with CAT-152.

.. November 2001 Six month follow-up results from a Phase II clinical trial using CAT-152 in patients undergoing combined surgery for glaucoma and cataract (phakotrabeculectomy) presented at an American Academy of Ophthalmology meeting.

.. February 2002 Phase II/III clinical trial commenced in six European countries to investigate CAT-152 in conjunction with first time trabeculectomy.

                                         07
                                         Cambridge Antibody Technology Group plc

[PICTURES]

.. May 2002 Encouraging 12 month follow-up results of the Phase II phakotrabeculectomy trial of CAT-152 were presented at the Association for Research in Vision and Ophthalmology (ARVO) meeting. The results support findings from the earlier clinical trial of CAT-152 in trabeculectomy, and demonstrate that the benefits of CAT-152 treatment have become more apparent with longer term follow-up: patients treated with CAT-152 achieved lower intraocular pressure (IOP) and fewer needed to return to topical medication.

.. October 2002 Enrolment commenced for an International Phase III trial of CAT-152 in Europe and South Africa in patients undergoing first time trabeculectomy.

.. November 2002 Investigational new drug (IND) application submitted to the FDA to start clinical trials in the US.

Recruitment of patients for the European Phase II/III and International Phase III clinical studies of CAT-152 continues, with enrolment in the European trial expected to be complete in the first half of 2003.

Data from these clinical trials is expected to be available towards the end of 2004. CAT has commenced discussions with a number of potential partners, with a view to the partner marketing and selling CAT-152. The timetable for future product licence applications of CAT-152 remains on schedule.

CAT-192 (metelimumab), a human anti-TGF(beta)\\1\\ monoclonal antibody being jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma, continues its progress in trials. CAT and Genzyme estimate that around 300,000 patients worldwide suffer from diffuse progressive scleroderma, a chronic, life-threatening autoimmune disease that causes inflammation and pain in the muscles, joints and connective tissue.

.. November 2001 CAT-192 commenced European Phase I/II clinical trials in patients with scleroderma to assess safety and efficacy.

.. December 2001 Pre-clinical data for CAT-192 in pulmonary fibrosis were presented at the British Pharmacological Society (BPS).

.. January 2002 Orphan Drug status in the US was awarded to CAT-192 as a treatment for scleroderma.

.. February 2002 Orphan Drug status in Europe was awarded to CAT-192 as a treatment for scleroderma.

.. June 2002 Successful IND application for CAT-192 to start Phase I/II clinical trials of CAT-192 as a treatment for scleroderma. Patient recruitment is now underway.

Results of the Phase I/II clinical trials are expected to be available in late 2003.

                                       08
                                       Cambridge Antibody Technology Group plc
                                       Review of the Year

First submission for marketing approval
for CAT-derived antibody

Humira(TM) (D2E7) (isolated and optimised by CAT in collaboration with Abbott) was simultaneously submitted by Abbott for a Biologic Licence Application (BLA) to the US Food and Drug Administration (FDA) and for a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA). These submissions seek approval to market Humira, the world's first human monoclonal antibody treatment for rheumatoid arthritis.

                                       09
                                       Cambridge Antibody Technology Group plc

                                   [GRAPHIC]

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                                         10
                                         Cambridge Antibody Technology Group plc

[PICTURES]

Good progress was also shown this year in trials of CAT-213, a human anti-eotaxin/1/ monoclonal antibody being developed as a treatment for allergic disorders.

.. December 2001 Data from a Phase I clinical trial of CAT-213 in healthy volunteers were presented at the BPS.

.. April 2002 Recruitment to a single-dose Phase I/II allergic rhinitis challenge study completed.

.. August 2002 Preliminary results of the challenge study released, showing that CAT-213 has a significant positive effect upon nasal patency and reduces the numbers of tissue eosinophils and mast cells associated with allergen challenge. The data also show that CAT-213 by nasal aerosol generally produced greater effects than by intravenous injection.

.. November 2002 CAT began recruiting patients for a Phase I/II challenge study of CAT-213 in allergic conjunctivitis.

The results of the allergic rhinitis challenge study have been submitted for presentation at the American Academy of Allergy, Asthma and Immunology (AAAAI) meeting in March 2003. Data from the allergic conjunctivitis challenge study are expected to be available in the third quarter of 2003.

Licensed programmes As well as Humira, described above, CAT has a number of partners who have taken licences to CAT antibodies under arrangements whereby they have total responsibility for the pre-clinical/clinical development and marketing of the product candidates.

J695, a human anti-IL12 monoclonal antibody being developed by Abbott and Wyeth Research continues to be tested in multi-centre Phase II clinical trials as a potential treatment for RA and Crohn's disease.

LymphoStat-BTM, a human monoclonal antibody against B-Lymphocyte Stimulator
(BLyS) being developed by Human Genome Sciences, Inc. (HGSI) entered a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus (SLE).

TRAIL-R1 mAb, an agonistic human monoclonal antibody that recognises TRAIL-Receptor-1 (TRAIL-R1) expressed on a number of solid tumour and haemotopoetic cancer cells, is being evaluated as an anti-cancer treatment by HGSI. TRAIL-R1 mAb was isolated directly from CAT's libraries without needing further optimisation and it was delivered to HGSI just six months from the start of the project. This is the first CAT-derived human monoclonal antibody directed to a cell-surface receptor protein to enter clinical trials and acts as an agonist for apoptosis (ie, triggers cancer cells to undergo programmed cell death).

.. January 2002 HGSI exercised an option for an exclusive licence on TRAIL-R1 mAb.

.. April 2002 Pre-clinical data presented by HGSI at the American Association for Cancer Research (AACR) meeting demonstrated that TRAIL-R1 mAb has anti-tumour activity in animal models of human breast, colon and uterine cancers.

.. April 2002 HGSI was granted regulatory clearance to begin Phase I clinical trials of TRAIL-R1 mAb in the US in patients with advanced cancer.

                                         11
                                         Cambridge Antibody Technology Group plc

[PICTURES]

.. August 2002 HGSI granted Takeda Chemical Industries an option to develop and commercialise TRAIL-R1 mAb in Japan, while retaining development and commercialisation rights for the US, Europe, and the rest of the world.

Pre-clinical development programmes There are currently five CAT-derived human monoclonal antibodies in pre-clinical development, both at CAT and at CAT's collaborators, including:

.. The GC1000 series are human monoclonal antibodies against TGFb that are being jointly developed by CAT and Genzyme for non-ophthalmic indications. Several candidates with differing specificities and potencies have been identified and assessments of the potential medical and commercial opportunities they present are currently being evaluated. Pre-clinical studies of GC1008 have commenced. There is considerable interest in the role played by TGF(beta) in tissue repair, with overproduction of TGF(beta) inducing the deposition of excess extracellular matrix, the hallmark of tissue fibrosis and scar tissue. The development of fibrosis in internal organs can give rise to conditions such as pulmonary fibrosis, liver cirrhosis and diabetic nephropathy where progressive fibrosis leads to organ dysfunction and ultimately organ failure. More than 100 other indications where anti-TGFb antibodies may have an important role to play, including Acute Respiratory Distress Syndrome (ARDS), glioma and the treatment of burns, have been identified. Overall, fibrotic diseases account for a large number of cases of morbidity and mortality, with many millions of patients affected worldwide. Together, CAT and Genzyme believe they have a significant lead over other competitive approaches in the development of new treatments for this major area of medical need that is poorly served by existing medicines.

.. TRAIL-R2 mAb is an agonistic human monoclonal antibody, which recognises the TRAIL-Receptor-2 (TRAIL-R2) expressed on the surface of some types of cancer cell. Early pre-clinical data presented at the AACR meeting in April 2002 shows that TRAIL-R2 mAb has anti-cancer activity, and in May 2002 HGSI exercised an option for an exclusive licence to TRAIL-R2 mAb. HGSI hopes to file an IND application for TRAIL-R2 mAb in the first half of 2003. It is the third human monoclonal antibody to come from CAT's collaboration with HGSI and is the second CAT-derived human monoclonal antibody candidate directed to a cell-surface receptor protein rather than a soluble cytokine.

.. In June 2002 CAT granted Wyeth Research an exclusive product licence to a human antibody identified by CAT against a disease target supplied by Wyeth.

.. In September 2002, CAT granted HGSI an option for an exclusive licence to an antibody to an undisclosed target, the fourth human monoclonal antibody to come from CAT's collaboration with HGSI.

Discovery stage antibody programmes CAT is currently working on 15 drug discovery projects. Of these, CAT funds or co-funds around one-third; the remaining projects are collaborator funded. The active programmes include Anti-IL-18R (with Amgen), a programme with Elan and one proprietary programme at a late-stage of drug discovery. CAT believes that up to five of these antibodies may enter pre-clinical studies in 2003.

                                       12
                                       Cambridge Antibody Technology Group plc
                                       Review of the year

                                   [GRAPHIC]

                                         13
                                         Cambridge Antibody Technology Group plc

Five new licences granted to partners


Five exclusive product licences granted; to HGSI (three), Amgen and Wyeth Research. CAT received licence fees and will also receive clinical development milestone payments and royalties on any sales from the licensed drug candidates commercialised by these partners.

                                         14
                                         Cambridge Antibody Technology Group plc
                                         Review of the Year

                                   [PICTURE]

Drug discovery programmes are also underway at those CAT partners who have licensed CAT's libraries for their own use, enabling CAT to broaden the application of its technologies for the creation of antibody therapeutic candidates.

.. October 2001 CAT entered a collaboration and licence agreement with Merck & Co., Inc. for the research and development of products specific for a key target involved in disease mediated by HIV.

.. December 2001 CAT entered a co-development collaboration with Amrad to develop human monoclonal antibodies against the receptor for granulocyte-macrophage colony stimulating factor (GMCSF-R) as a potential therapeutic for RA, with CAT and Amrad jointly funding development up to completion of Phase II trials. After this, CAT will have responsibility for further trials and commercialisation. Amrad retains an option to receive milestone and royalty payments or participate jointly in development and commercialisation.

.. January 2002 Amgen exercised an exclusive licence option to develop and commercialise human monoclonal antibodies raised to an undisclosed disease target. CAT received a licence fee and will obtain milestone and royalty payments on any therapeutics commercialised by Amgen.

.. August 2002 CAT expanded its existing relationship with Xerion Pharmaceuticals into a research collaboration to evaluate a cell surface protein involved in allergic reactions. CAT and Xerion jointly own any intellectual property generated.

.. September 2002 CAT signed a research agreement with Chugai, one of Japan's leading pharmaceutical companies, to license CAT's libraries for discovery and development of potential human antibody therapeutics.

.. October 2002 CAT entered into a second agreement with Merck & Co., Inc, granting Merck a licence to CAT's libraries. The libraries will be used by Merck to support and promote discovery research and development across a broad range of therapeutic areas.

In order to secure CAT's human monoclonal antibody drug pipeline into the future, CAT continues to develop its pool of drug targets. As part of this process, CAT has built a team which focuses on identifying and validating novel drug targets against which to develop new antibodies. To further this goal, CAT is using its own technology and also seeking access to external databases of targets or potential targets. To this end, in December 2001, CAT licensed Incyte Genomics' LifeSeq(R) Gold database and sequence-verified human cDNA clones, thus adding an additional source of potential genomics-derived targets for antibody drugs and complementing the access CAT already has to HGSI's proprietary genomics database.

                                         15
                                         Cambridge Antibody Technology Group plc

                                    [PICTURE]

Operations

During the year, work continued on CAT's new facilities, the `Milstein Building' at Granta Park. This new 66,000 sq ft building comprises laboratories and offices and will be occupied during December 2002, at which point the Company's Melbourn premises will be vacated.

CAT announced in November 2001 that it had signed a long term agreement with Lonza Biologics to manufacture clinical trial supplies of antibody drugs to CAT for up to five years. This secures CAT access to manufacturing capacity for both ongoing programmes and future projects.

Intellectual property: scientific leadership and expertise

CAT's scientific leadership is built around three core tenets: its world-leading phage display technology, its extensive scientific expertise and its strong patent estate. All seven CAT-derived therapeutic candidates in the clinic or beyond are human monoclonal antibodies derived from the Company's proprietary phage antibody libraries that now contain more than 100 billion different phage antibodies. The high quality of CAT's libraries has been demonstrated this year with TRAIL-R1 mAb entering Phase I clinical trials less than a year after being directly isolated from one of CAT's libraries.

The quality of CAT's science has been internationally recognised during the last financial year with CAT having three papers published in prestigious peer-reviewed journals. In addition, CAT had 14 posters accepted for presentation and has been invited to provide expert opinion at over 30 major scientific/technology conferences.

CAT's patent estate of approximately 30 patent families demonstrates CAT's world-leading position in antibody display technology. CAT protects this position through prompt patent filing and, where necessary, legal defence. A detailed account of the status of all current litigation is included in note 26 to the Financial Statements.

This year CAT has extended its skill base and expertise by attracting and recruiting high calibre scientists and professional staff from major pharmaceutical and biotechnology companies as well as from leading academic institutions. These talented individuals bring a wealth of experience which, combined with CAT's established know-how in developing human monoclonal antibodies as drugs, is creating the success CAT's programmes are currently enjoying and strengthens the Company for the achievement of the ambitious goals that lie ahead.

                                         16
                                         Cambridge Antibody Technology Group plc


Strengthening of world-leading antibody pipeline


Strong product pipeline with seven CAT-derived human monoclonal antibodies now in clinical trials. CAT-152 (lerdelimumab), a human monoclonal anti-TGF(beta)\\2\\ antibody being developed as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma, produced encouraging Phase II results and has now entered Phase III clinical trials. CAT-213, a human monoclonal anti-eotaxin1 antibody, showed promising results as a potential treatment for allergic disorders. LymphoStat-B(TM), a human monoclonal antibody against B-Lymphocyte Stimulator, commenced Phase I clinical trials (conducted by HGSI) in patients with systemic lupus erythematosus, and TRAIL-R1 mAb commenced Phase I clinical studies (also conducted by HGSI) as an anti-cancer treatment.

                                       17
                                       Cambridge Antibody Technology Group plc

                                   [GRAPHIC]

                                       18
                                       Cambridge Antibody Technology Group plc

[PICTURE]

Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK generally acceptable accounting principles (`GAAP'). A summary of the significant differences between UK and US GAAP is given below and more detailed information is provided in note 27 of the financial statements.

Results of operations

Years ended 30 September 2002, 2001 and 2000

Revenues increased by 34% to (Pounds)9.5 million in the 2002 financial year from (Pounds)7.1 million in the 2001 financial year and (Pounds)7.0 million in the 2000 financial year.

The increase in revenue from the 2001 financial year to the 2002 financial year was primarily as a result of the achievement of product development milestones on collaborator funded programmes. Milestone payments of (Pounds)1.4 million were received in the 2002 financial year as compared to none in the 2001 financial year. Milestone payments are typically earned based on achievements in research and product development and may not be comparable from period to period. In the first half of the year a clinical milestone payment was received with the initiation of Phase I clinical trials on LymphoStat-B under the HGSI collaboration. During the third quarter a further clinical milestone was received from HGSI with the initiation of Phase I trials for TRAIL-R1 mAb and a technical performance milestone was received under another collaboration arrangement. All of the above milestone payments have been recognised in full as revenue under the Group's accounting policy.

Revenues recognised from licence fees increased from (Pounds)1.6 million for the 2001 financial year to (Pounds)1.7 million in the 2002 financial year reflecting revenues recognised from the new licence fees received in the 2002 financial year in addition to licence fees recognised in both periods which were received in the 2001 and prior financial years. CAT received non-recurring licence fees following the grant of five exclusive product licences during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb during the first quarter of the financial year, TRAIL-R2 mAb in the third quarter and one further antibody in the final quarter of the financial year. In addition, licences for undisclosed targets have been granted to Amgen and Wyeth Research. During the 2001 financial year one non-recurring licence fee was received pursuant to collaborative arrangements with HGSI. Revenues derived from these licence payments have been deferred and are being spread over the shorter of the licence term or the period to expiration of the relevant patents.

Contract research fees increased from (Pounds)5.4 million in the 2001 financial year to (Pounds)5.6 million in the 2002 financial year. Through both 2001 and 2002, contract research fees were recognised from ongoing collaborations with HGSI, Wyeth Research and Pharmacia. In addition, fees were recognised during the 2002 financial year from Merck & Co., Inc as a result of the research and development arrangement entered into in October 2001.

During the 2002 financial year revenue of (Pounds)0.7 million was recognised under an agreement with Drug Royalty Corporation (DRC) as compared to (Pounds)0.1 million in the 2001 financial year. Under the agreement, the Group received a payment of (Pounds)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of deferred income of (Pounds)0.6 million being released and recognised as revenue.

                                       19
                                       Cambridge Antibody Technology Group plc

[PICTURE]

The increase in revenue from the 2000 financial year to the 2001 financial year resulted from an increase in licence revenues recognised and contract research fees offset by a decrease in milestone payments. Revenues recognised from licence fees increased from (Pounds)0.7 million for the 2000 financial year to (Pounds)1.6 million for the 2001 financial year. CAT received a non-recurring licence fee in the 2001 financial year pursuant to CAT's collaborative arrangement with Amgen (previously Immunex) and in the 2000 financial year pursuant to collaborative arrangements with HGSI and for the grant of a product licence to Wyeth Research. These revenues are being recognised over the term of the licence granted. CAT recognised (Pounds)0.1 million of milestone and other revenues in the 2001 financial year compared to (Pounds)1.8 million in the 2000 financial year. In the 2000 financial year CAT received a clinical milestone payment from Abbott (previously Knoll) following the entry of Humira into Phase III clinical trials, and a technical milestone pursuant to its arrangement with AstraZeneca. These milestone payments were recognised in full as revenue under the Group's accounting policy. CAT recognised (Pounds)5.4 million of revenues from contract research fees in the 2001 financial year compared to (Pounds)4.5 million in the 2000 financial year. The increase resulted from increased activity or a first full year of activity from CAT's collaborative arrangements with Pharmacia and HGSI, offset by a reduction in activity with Wyeth Research following the completion of the functional genomics element of that arrangement.

CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in these financial statements are DRC's share of revenues. Direct costs were (Pounds)0.4 million in both 2000 and 2001 financial years, falling to (Pounds)0.1 million in the 2002 financial year. This fall in costs is due to the termination of the agreement with DRC. In future periods, when CAT receives royalties on product sales under its various licences and collaboration agreements, direct costs will also include royalties payable to Medical Research Council and other licensors.

Operating expenses for the 2002 financial year were (Pounds)47.5 million (Pounds)39.6 million excluding DRC transaction costs) compared to (Pounds)27.8 million in the 2001 financial year and (Pounds)20.6 million in the 2000 financial year, reflecting the continuing increase in scale and complexity of CAT's activities.

Research and development expenses increased to (Pounds)31.3 million in the 2002 financial year from (Pounds)21.4 million in the 2001 financial year and (Pounds)15.7 million in the 2000 financial year. The increases reflect a significant rise in spend on clinical trials over the last two years, both on CAT-funded programmes and on CAT's co-funded collaboration with Genzyme. Research and development staff numbers increased from 121 at the start of the 2000 financial year to 251 at the end of the 2002 financial year. Staff costs and spend on laboratory and general supplies rose in line with this growth in staff numbers. Research and development expenditures in the 2000 financial year were also affected by payments of (Pounds)1.1 million for access to intellectual property, primarily to The Burnham Institute and Integra Life Sciences, Stratagene and The Whittier Institute for Diabetes and Endocrinology.

                                       20
                                       Cambridge Antibody Technology Group plc
                                       Financial Review

[PICTURE]

General and administrative expenses increased to (Pounds)16.2 million ((Pounds)8.3 million excluding the DRC transaction costs) in the 2002 financial year from (Pounds)6.4 million in the 2001 financial year from (Pounds)4.8 million in the 2000 financial year. General and administrative expenses include (Pounds)7.9 million of costs incurred with regard to the two DRC transactions entered into during the 2002 financial year (comparative years: none). CAT made a bid for DRC in January 2002, however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT bought out its obligation to DRC for (Pounds)6.1 million with the issue of 463,818 CAT shares to DRC. The professional fees incurred in CAT's bid and buy-back were (Pounds)1.8 million. Other general and administrative expenses include fees relating to patent litigation of (Pounds)1.9 million in the 2002 financial year compared to (Pounds)2.0 million in the 2001 financial year and (Pounds)1.7 million in the 2000 financial year. The remaining increases in the 2002 and 2001 financial years were primarily caused by costs associated with increased general and administrative personnel (from 31 at the start of the 2000 financial year to 42 at the end of 2002 financial year), larger facilities and more complex operations.

Staff numbers rose over the 2002 financial year from 247 to 293 (the average over the year was 274) and in the 2001 financial year from 180 to 247 (the average over the year was 224). There was a credit during both the 2002 and 2001 financial years of (Pounds)0.2 million for employer's National Insurance payable on the exercise of certain options granted in December 1999, compared with a charge of (Pounds)0.5 million in the 2000 financial year. The charge for the cost of shares to be allocated under employee share schemes was (Pounds)0.6 million in the 2002 financial year compared to (Pounds)0.4 million in the 2001 financial year and (Pounds)0.5 million in the 2000 financial year.

Total depreciation expenses increased from (Pounds)1.8 million in the 2000 financial year to (Pounds)2.1 million in the 2001 financial year and to (Pounds)2.6 million in the 2002 financial year. This reflected a substantial investment in fixed assets in recent years, particularly the fitting out and equipping of the Franklin Building during the 2001 financial year and the Milstein Building during the 2002 financial year. Amortisation expenses amounted to (Pounds)0.9 million in the 2002 financial year and (Pounds)0.4 million in both the 2001 and 2000 financial years. Amortisation of the Aptein patents was (Pounds)0.4 million in all three of the above financial years. Amortisation of the Incyte licence purchased during the 2002 financial year was (Pounds)0.5 million (comparative years: none.)

Net interest income fell to (Pounds)6.4 million in the 2002 financial year from (Pounds)9.3 million in the 2001 financial year from (Pounds)5.6 million in the 2000 financial year. Average balances of investments in liquid resources decreased during the 2002 financial year as cash was consumed by operating activities which, alongside lower prevailing rates of interest, resulted in reduced interest income. In the 2000 and 2001 financial years, cash and investments in liquid resources increased due to ordinary share issues in connection with strategic collaborations in December 1999, April 2000 and October 2000 and a share offering in April 2000. These resulted in increased interest income during those periods. CAT has not expended any interest for borrowed money in any of the periods.

                                       21
                                       Cambridge Antibody Technology Group plc

[PICTURE]

During the 2002 financial year the Group submitted two claims under the research and development tax credit scheme for small and medium sized companies in the UK. The scheme was operative from the 1 April 2000. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of (Pounds)920,000 was made for the 2000 financial year and for (Pounds)2,637,000 for the 2001 financial year. The Group has not yet submitted a claim for the 2002 financial year.

Liquidity and capital resources

During the 2002, 2001 and 2000 financial years, CAT's net cash used by operating activities was (Pounds)26.8 million, (Pounds)19.2 million and (Pounds)3.6 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In the 2002 financial year operating losses were also offset by increases in creditors (particularly trade creditors) and in the 2000 financial year operating losses were also offset by increases in deferred income resulting from income received during the year to be recognised as turnover in future periods.

CAT received (Pounds)0.9 million research and development tax credit during the 2002 financial year. The credit was based on the level of expenditure incurred on research and development activities during the 2000 financial year. No similar tax credits were received in the comparative periods.

CAT made capital expenditures of (Pounds)10.0 million, (Pounds)3.5 million and (Pounds)1.0 million in the 2002, 2001 and 2000 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invested in office and administrative facilities. Approximately half the increase in capital expenditures from the 2001 to 2002 financial year was due to the fit out of the Milstein Building situated on Granta Park. The Milstein Building comprises approximately 66,000 sq ft and has been constructed specifically for CAT to lease. Soon after the completion of the Milstein Building, CAT will be vacating the premises it currently leases in Melbourn with an agreement having been reached with the landlord whereby CAT has an option to surrender the leases early. The remainder of the increase in capital expenditure was as a result of investment in laboratory equipment made during the 2002 financial year. The increase in capital expenditures from the 2000 financial year to the 2001 financial year primarily resulted from the fitting out and equipping of 20,000 sq ft of specialist laboratory and office facilities at the Franklin Building also on Granta Park.

CAT's net cash inflow from financing activities during the 2002, 2001 and 2000 financial years was (Pounds)1.4 million, (Pounds)15.4 million and (Pounds)132.3 million respectively, in each case primarily resulting from the issue of ordinary shares. No significant financing transactions were completed during the 2002 financial year. In the 2001 financial year shares were issued to Genzyme for US$20 million as part of a strategic collaboration.

                                       22
                                       Cambridge Antibody Technology Group plc

[PICTURES]


As at 30 September 2002, CAT had net current assets of (pounds)123.8 million. CAT does not currently borrow to finance its operations. CAT's creditors at the end of the 2002 financial year included a total of (pounds)11.1 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2001 financial year was (pounds)11.0 million. CAT believes it has sufficient working capital for its requirements for the 2003 financial year.

CAT has incurred net losses of (pounds)28.2 million, (pounds)11.8 million and (pounds)8.3 million in each of the 2002, 2001 and 2000 financial years. As at 30 September 2002 CAT had an accumulated loss of (pounds)83.8 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures on research and product development. This will result in substantial losses and cash outflows for several years. CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

As at 30 September 2002, CAT had cash and marketable securities of approximately (pounds)129.8 million. CAT has invested funds that are surplus to its current requirements in interest bearing marketable securities.

Financial outlook for 2003

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into prior to 30 September 2002, are expected to be in the range of (pounds)3 million to (pounds)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extensions to existing arrangements. Assuming approval in the first half of 2003, royalty revenues for CAT from Humira are expected to commence in the 2004 financial year. Cash receipts from collaborators and licencees in the 2003 financial year are expected to be at least comparable to 2002.

A further significant increase in operating costs is expected over the level incurred in the 2002 financial year. This reflects in particular additional spending on clinical trials and further increases in infrastructure costs. Staff numbers are not expected to increase significantly from current levels.

Capital expenditure over the year is expected to be significantly lower than last year's level as spend on CAT's new facilities at Granta Park (Milstein Building) will fall substantially with the completion of the fit out in the first quarter. Total capital expenditure for the year is expected to be of the order of (pounds)6 million; in addition the second instalment on the Incyte Lifeseq Gold database licence was made in October 2002.

                                       23
                                       Cambridge Antibody Technology Group plc

[PICTURES]


It is anticipated that CAT's net cash burn for the current year, taking account of expected revenues, will be up to (pounds)40 million. This compares with the figure for the 2002 financial year of (pounds)28.3 million. The expected increase is primarily due to the increase in operating costs as described above offset by lower levels of capital expenditure

Critical accounting policies and estimates

Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgements and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. Management believe that CAT's significant critical accounting policies, which apply to both UK and US GAAP, are those set out below. For a detailed discussion of these and other policies, refer to note 1 and note 27 of the Consolidated Financial Statements on pages 44 to 46 and 61 to 68.

Revenue recognition. Revenues consist of income derived in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, purchased rights and royalties.

The principal area in which management is required to use estimates is in the recognition of licence fees. Licence fees received are deferred and recognised as revenues over the period of the licence term or associated research and development agreement. In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents. These estimates represent management's assessment of the period over which the licencee will realise value from the relationship.

This estimate may change as the associated products, to which the licence relates, progress through clinical development and relevant product approvals. The impact of revised estimates could result in revenues being recognised over a revised term in future periods but without retrospective adjustment.

                                       24
                                       Cambridge Antibody Technology Group plc
                                       Financial Review

[PICTURES]


Intangible assets. As at 30 September 2002 the Group had (pounds)7.9 million of intangible assets relating to acquired patents and acquired licences. Such assets are capitalised at fair value, typically consideration paid, on the balance sheet and are amortised over their useful economic lives. Management reviews these assets for events and changes in circumstances, using cash flow projections, that would indicate either the carrying value has been impaired or that there has been a change to the useful economic lives. If these estimates change in the future, the Group may be required to record impairment charges for these assets in future periods.

Deferred taxation. Deferred tax assets are recognised in full to the extent that it is more likely than not they will be realised. As of 30 September 2002 the Group has (pounds)22.4 million of deferred tax assets which have not been recorded as assets in the balance sheet as a result of this assessment. Management's assessment is based on their estimate of the timing of future profits. This assessment will be reviewed and adjusted where necessary to take account of changing circumstances. Management's estimates as to the realisation of deferred tax assets may change in the future which may require the Group to recognise deferred tax assets.

Contingent liabilities

The Group is involved in a number of cases of litigation. Management has estimated there to be no requirement to provide for liabilities in respect of these cases. In making these estimates, management has considered the nature of the litigation (and in particular that none of the current litigation involves a claim against CAT for damages) as well as the probability of various outcomes. Should facts and circumstances surrounding these litigation cases change in the future there may be a requirement for management to revise estimates as to future liabilities and to record them in future financial statements. Further information on litigation is given in note 26 to the Consolidated Financial Statements on page 60.

Contractual obligations and commitments

CAT has various contractual obligations to make future payments including operating and finance lease obligations and other contractual commitments.

The following table summarises CAT's annual future obligations (as at 30 September 2002) under these contracts due by financial year:

--------------------------------------------------------------------------------------------
                             2002/03       2003/04       2004/05    Thereafter         Total
                        (pounds)'000  (pounds)'000  (pounds)'000  (pounds)'000  (pounds)'000
--------------------------------------------------------------------------------------------
Operating leases               1,849         1,883         2,007        28,628        34,367

Other
commitments                    4,238           365             -             -         4,603
--------------------------------------------------------------------------------------------
Total contractual
obligations                    6,087         2,248         2,007        28,628        38,970
============================================================================================

CAT entered in to a finance lease after 30 September 2002 with future obligations of (pounds)145,000 per annum for the following four years.

                                       25
                                       Cambridge Antibody Technology Group plc

[PICTURES]


Differences between UK and US GAAP

CAT's consolidated financial statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP reporting requirements.

The principal differences relate to accounting for stock compensation, which results in increased operating expenses under US GAAP, and revenue recognition whereby revenues under US GAAP are higher than under UK GAAP. Additionally there is a difference between UK and US GAAP relating to the accounting for the termination of the DRC agreement, this results in a reduction in operating expenses under US GAAP. More details as to the differences between UK and US GAAP are set out in note 27 to the Consolidated Financial Statements.

Recently issued accounting pronouncements

In August 2001, the Financial Accounting Standards Board (`FASB') issued Statement of Financial Accounting Standards No. 144, `Accounting for the Impairment or Disposal of Long-Lived Assets' (`SFAS 144'), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of', and the accounting and reporting provisions of APB Opinion No. 30, `Reporting the Results of Operations', for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after 15 December 2001, with earlier application encouraged. CAT expects to adopt SFAS 144 as of 1 October 2002 and does not expect that the adoption of the Statement will have a significant impact on its financial position, results of operations or cash flows.

In April 2002 the FASB issued SFAS No. 145, `Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment to FASB Statement No. 13 and Technical Corrections' (`SFAS 145') which streamlines the reporting of debt extinguishments and requires that only gains and loses from extinguishments meeting the criteria in Accounting Policies Board Opinion 30 would be classified as extraordinary. Thus, gains and losses arising from extinguishments that are part of a company's recurring operations would not be reported as an extraordinary item. SFAS 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. CAT does not expect the adoption of SFAS 145 to have a material impact on its financial position, results of operations or cash flows.

SFAS No. 146, `Accounting for Costs Associated with Exit or Disposal Activities' (`SFAS 146') was issued in June 2002 and addresses accounting and processing for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (`EITF') Issue 94-3, `Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)' (`Issue 94-3'). SFAS 146 requires that a liability for a cost associated with an exit or disposal liability be recognised when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognised at the date of an entity's commitment to an exit plan. Under SFAS 146, fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, with early application encouraged. CAT does not expect the adoption of SFAS 146 to have a material impact on its financial position, results of operations or cash flows.

                                      26
                                      Cambridge Antibody Technology Group plc

[PICTURES]

Board of Directors

Professor Peter Garland MA MB PhD FRSE CBE (68) Non-Executive Chairman (left) Appointed to the Board of CAT in 1990, Peter Garland became Chairman in September 1995. Until 1999 he was Chief Executive Officer of the Institute of Cancer Research, where he continues to work as a Visiting Research Fellow. During his career he has held a number of other senior posts within academia and industry, including Professor of Biochemistry at the University of Dundee, Principal Scientist and Head of Biosciences at Unilever Research Colworth Laboratory and Director of Research at Amersham International plc. In 1999 he was awarded the CBE for his services to cancer research and biotechnology.

Peter Chambre (47) Chief Executive Officer (right)
Peter Chambre joined CAT as Chief Executive Officer in April 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and, prior to this, held the position of Chief Executive Officer at Bespak PLC, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the US, where he led these companies in their development toward the biopharmaceutical market. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever PLC.

John Aston MA ACA (47) Chief Financial Officer (left)
John Aston joined the Board as Finance Director in September 1996 and subsequently saw CAT through a successful flotation in March 1997. Previously, John was a director in corporate finance with J Henry Schroder & Co Ltd. He qualified as a chartered accountant with Price Waterhouse and worked at the British Technology Group.

David Glover MA MB Bchir MRCP FFPM (50) Chief Medical Officer (middle)
David Glover joined the Company in June 1994 as Vice President Medical Development and was promoted to the Board in July 1997. David's pharmaceutical industry experience began in 1984 when he joined Merck Sharp and Dohme as a Clinical Research Physician, rising to Director of Medical Affairs before moving to Schering-Plough Ltd as Medical Director. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing encompassing several therapeutic areas. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham. David also sits on the Board of Management of the ABPI (Association of the British Pharmaceutical Industry).

Kevin Johnson BSc PhD FRSA (42) Chief Technology Officer (right)
Having joined CAT in 1990, Kevin Johnson was appointed to the Board in July 1997. In 2000, Kevin became Chief Technology Officer responsible for exploitation and development of CAT's technology platforms. Previously, he held positions in the Company as Research Director, Vice President Research and Head of Research. Prior to 1990, he was a fellow of the University of Melbourne, Australia and a John Lucas Walker Senior Student at the University of Cambridge, where he originally gained his PhD.

                                      27
                                      Cambridge Antibody Technology Group plc

[PICTURES]

Professor Uwe Bicker MD PhD (57) Non-Executive Director (left)
Uwe Bicker joined the Board of CAT in February 1999. He is Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH, and a member of the Board of the University Marburg. Previously he was a board member of the Behringwerke AG, board member of HoechstMarionRoussel AG and a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry and is a professor at the University of Heidelberg.

Professor Sir Aaron Klug OM FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982)
(76) Non-Executive Director (middle)
Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology. Sir Aaron continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Science and was President of the Royal Society (1995-2000).

James Foght PhD MS BS (66) Non-Executive Director (right)
Jim Foght has been on the Board of CAT since 1996. He is currently Managing Director of Foght Enterprises, LLC., focused on international business advisory services, and also Managing Director of Vector Securities International, LLC. Jim has considerable experience of the pharmaceutical and diagnostic industries having spent 23 years with El du Pont de Nemours in management and research, latterly as Managing Director of DuPont (UK). Jim also serves on the Board of Directors of Acrux Limited and is a member of the Board of Advisors of Ovation Pharmaceuticals, Inc.

Paul Nicholson MB BS FFPM (65) Non-Executive Director (right)
Paul Nicholson was appointed to the Board of CAT in February 1999. Paul is a qualified physician with extensive experience of the pharmaceutical industry. Most recently he was Senior Vice President of Worldwide Development at SmithKline Beecham. Prior to this, he held senior positions at Monsanto, Hoechst and Sterling Winthrop. Paul serves as a board director for a number of bioscience companies including Xantos AG, Biovex Ltd, Biomedicines Inc, Matrix Therapeutics Ltd, BioScience VCT plc, British Biotech plc. He is a member of the Novartis Science Board.

John Stocker AO MB BS BMedSc PhD FRACP (57) Non-Executive Director (left)
John Stocker was appointed to the Board of CAT in March 1995. John is Chairman of the Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd. and Circadian Technologies Pty. Ltd., all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. John is also Chairman of CAT's Scientific Advisory Board.

                                      28
                                      Cambridge Antibody Technology Group plc

[PICTURES]

Senior Executives

Daily management of the group is the responsibility of the Executive Group, comprising the executive directors and the following members of the senior management team:

Jason Avery BSc Senior Vice President Business Alliances (left)
Jason Avery joined CAT in September 1996. Prior to this, Jason was with Ernst & Young in Palo Alto, California, where he advised and assisted companies with corporate finance and business development. He had previously also established and developed Ernst & Young's UK Life Sciences Corporate Finance and Advisory practice.

Nigel Burns BSc PhD Senior Vice President Pre-Clinical Development (left middle)
Nigel Burns joined CAT in October 1997. Previously, Nigel was with British Biotech where he headed the Process Technology Division and played a significant role in developing their biotechnology-based products. Prior to this, he held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

Alex Duncan BSc PhD Vice President Drug Discovery (right middle)
Alex Duncan has been with CAT since 1994. Prior to his appointment as Vice President Drug Discovery, Alex held the position of Head of Antibody Engineering. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P Markey Visiting Fellow also at the University of California. In addition, he is an MRC graduate from the Laboratory of Molecular Biology in Cambridge.

Diane Mellett LLB JD General Counsel (right)
Diane Mellett joined CAT in October 1997. Prior to this, Diane was with a US law firm, Sonnenschein. Diane previously qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and then later returned to become a founding member of their UK office. She is also qualified as a US attorney admitted to the Illinois Bar.

Scientific Advisory Board

During the year, members of the Scientific Advisory Board were:

Dr John Stocker AO MB BS BMedSc PhD FRACP
Chairman of the Scientific Advisory Board and Non-Executive Director of CAT.

Dr David Clough BSc PhD
Director of Research, Roche Discovery Welwyn.

Professor Jon Cohen FRCP FRCPath FRCPE
Professor of Infectious Diseases, Imperial College School of Medicine, Hammersmith Hospital, London.

Professor Douglas Fearon MD FRCP
Wellcome Trust Professor of Medicine, University of Cambridge.

Professor Sir Aaron Klug OM PRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) Non-Executive Director of CAT.

Dr Cesar Milstein CH FRS HonFRCPath Nobel Laureate (1984)Formerly Deputy Director of the Laboratory of Molecular Biology, Cambridge.

Dr Gwyn Morgan BVSc PhD MRCVS

Dr Michael Neuberger FRSSenior staff member of the Laboratory of Molecular Biology, Cambridge.

Dr Hugh Pelham FRSHead of Cell Biology at the Laboratory of Molecular Biology, Cambridge.

Professor Sir Keith Peters FRS FRCP FRC
PathRegius Professor of Physic, University of Cambridge.

                                       29
                                       Cambridge Antibody Technology Group plc

                                       Financial Statements

                                   [GRAPHIC]

                                       30
                                       Cambridge Antibody Technology Group plc

Directors' Report

The Directors present their annual report on the affairs of the Group, together with the financial statements and auditors' reports, for the year ended 30 September 2002.

Principal activities

The principal activity of the Group continues to be research, development and exploitation of products in the field of molecular engineering. A review of current operations and expected future developments is given on pages 1 to 25.

Results and dividends

The Group's loss for the year amounted to (Pounds)28,207,000 (2001: loss (Pounds)11,771,000) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

As the Group is involved in the early stages of developing biopharmaceutical products, it is unlikely that dividends will be paid for a number of years.

Supplier payment policy

The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction to ensure that suppliers are made aware of and abide by the terms of payment. The Group's trade creditors at the year end were equivalent to 35 days of purchases (2001: 12), based on an average over the year. The Company had no trade creditors (2001: nil).

Directors

The Directors, all of whom served during the year are as follows:

Executive:          Non-Executive:
J C Aston           U Bicker
P A Chambre/(i)/    J L Foght
D J Chiswell/(ii)/  P B Garland
D R Glover          Sir Aaron Klug
K S Johnson         P A Nicholson
                    J W Stocker

(i)  Appointed as Director 8 April 2002
(ii) Resigned as Director 31 March 2002

Details of Directors' interests in, and options over the share capital of the Company and a description of the share schemes operated by the Company are given in the Remuneration Report on pages 32 to 35.

Substantial shareholdings

On 15 November 2002 the Company had been notified, in accordance with Section 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

----------------------------------------------------------------------------
                                                     Percentage   Percentage
                                                      of issued    of issued
                              Number        Number        share        share
                           of shares     of shares      capital      capital
                          15.11.2002    26.11.2001   15.11.2002   26.11.2001
----------------------------------------------------------------------------
FMR Corp., Fidelity
International Ltd and
Edward Johnson/(i)/        4,378,789     3,847,817        12.09        10.93

Human Genome
Sciences Inc.              1,670,000     1,670,000         4.61         4.71

Oracle Partners L.P./(i)/  1,246,445     1,246,445         3.44         3.52

Capital Group Inc/(i)/     1,089,995     1,065,004         3.01         3.00

Legal & General
Investment
Management                 1,102,025           (ii)        3.04            -
============================================================================

(i)  Includes interests of associated funds or funds managed.
(ii) No interest notified.

US shareholdings

The Directors estimate that approximately 28.6% of shares are held by US shareholders.

Corporate Social Responsibility (`CSR')

The Board is mindful of the guidelines produced by the Association of British Insurers entitled `Investing in Social Responsibility' and the increase in attention being paid to CSR issues by the investor and wider stakeholder communities. Moreover, the Board recognises the commercial and ethical imperative of developing and maintaining a culture of continuous improvement in CSR issues, to the extent that such issues are relevant to the activities of the Group, and accepts that over time the implementation of a system for measuring and reporting on key CSR indicators may be appropriate.

Whilst no formal CSR policy currently exists, and no mechanism for reporting on CSR issues has been introduced by the Group to date, the Board is confident that existing policies and practices provide a firm basis on which a comprehensive CSR strategy can be developed over time. However, in recognition of the prevailing interest, the Board outlines below its position with regard to some areas related to CSR:

Employment: policies, training and benefits. CAT is committed to providing equal opportunities and it is CAT's policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability.

CAT has in place a public interest disclosure policy whereby procedures to deal with any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group without fear of reprisal or prejudice and a harassment policy for the protection of employees.

                                       31
                                       Cambridge Antibody Technology Group plc

CAT recognises that its people are fundamental to its future success and therefore strives to provide an environment which attracts and retains the best staff. All staff are eligible for a number of remuneration-related benefits, including private health care, the grant of options, the partnership and matching elements of the Share Incentive Plan and, after a qualifying period a personal pension, and participation in the free share element of the Share Incentive Plan. Additionally, the Company subsidises a sports and social club that organises a range of sporting and social events.

CAT encourages the development of all staff, offering structured training, development and career opportunities, implemented via a comprehensive appraisal system. In addition, CAT seeks to keep its employees informed on a range of subjects that may affect them, such as Company performance and developments in the scientific and professional fields in which they operate. In order to strengthen and facilitate communication throughout the Company, an `employee forum', constituted of a majority of elected staff representatives and some senior managers, has been established in the last year.

At a strategic level, employment issues are the concern of a group of senior managers, with accountability to the Board through the Chief Financial Officer, John Aston.

Health and Safety. CAT is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupational related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The Group has an established health and safety policy and retains the services of a health and safety adviser who works with the Group's health and safety committee to develop and implement best practice in all aspects relevant to the Company's operations. This includes compliance with estabilshed standards such as good laboratory practice. The Board member with particular responsibility for matters of health and safety is the Chief Medical Officer David Glover.

The Environment. CAT is committed to protecting the environment, for the benefit of its employees and the public at large. The Group seeks to minimise the environmental impact of its activities and strives to exceed the environmental regulations imposed by the Government wherever possible. The Group has an established environmental policy and applies this to all aspects of its operations. In particular, the Group has taken care to ensure that the design of its new facilities reflects best practice in terms of building design and functionality. The Board member with responsibility for such operational concerns is the Chief Financial Officer, John Aston.

Community support. CAT endeavours to support the wider community in which it operates, providing open days for students considering scientific careers and offering a number of places to industrial placement students. During the year the Company made charitable donations of (pounds)266 (2001: (pounds)935). The Board member with responsibility for community support is the Chief Financial Officer, John Aston.

Political support. CAT did not support, or make any donations to, political parties in the year (2001: nil).

Stakeholder communication. CAT has a dedicated in-house corporate communications team responsible for ensuring the timely, consistent and comprehensive dissemination of information to the Company's various stakeholders. It also serves as a first point of contact for stakeholders wishing to contact the Company. CAT has established procedures to ensure that news announcements are widely distributed and, in particular, are sent to all those who have expressed an interest. In addition, the Company has developed a website and has applied web-based technology, such as web-casting, to facilitate communication with those who have access to the internet. In particular, CAT obtained shareholder consent to amend its Articles of Association at its Annual General Meeting in February 2002 to allow communication with and voting by shareholders via electronic means. Accordingly CAT intends to offer electronic proxy voting to all shareholders in respect of the forthcoming Annual General Meeting which is scheduled for February 2003. Details of this will be sent with the notice of Annual General Meeting.

The Board member with responsibility for stakeholder communication is the Chief Financial Officer, John Aston.

Business ethics. CAT has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly and courteously.

Litigation

A full report on the litigation in which the Group is currently involved is given in note 26 to the Financial Statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes are given in a separate notice to shareholders.

Auditors

During the year, the Directors exercised their powers under the Articles of Association of the Company to appoint Deloitte & Touche to fill a casual vacancy occasioned by the resignation of Arthur Andersen. The appointment of Deloitte & Touche followed a competitive tendering process. The Directors will place a resolution before the Annual General Meeting to re-appoint Deloitte & Touche as auditors for the forthcoming year.

By order of the Board

Diane Mellett
Secretary
15 November 2002

                                       32
                                       Cambridge Antibody Technology Group plc

Remuneration Report

The Board presents its annual report on the remuneration policies and practices of the Group.

Although the Remuneration Committee is delegated the responsibility of dealing with executive remuneration, its recommendations are presented to the full Board for approval. However, no executive votes on any aspect of executive remuneration.

The members of the Remuneration Committee are P A Nicholson (Chairman), U Bicker and J L Foght.

Best practice

The Group has complied during the year with Section 1B `Directors' Remuneration' of the provisions of the Combined Code and with Schedules A and B to the Combined Code.

Executive Directors

Objective. The objective is to develop remuneration packages which enable the Group to attract and retain Executive Directors and senior management of the necessary calibre to run the Group successfully. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of the shareholders both in the short and longer term by the achievement of the strategic objectives of the Group.

Basic salary. Salaries are now reviewed annually and any increase has effect from 1 January. In determining the appropriate salary, benefits and pension levels the Committee considers the abilities and experience of the individual, and the requirement to attract, retain and motivate persons of the required quality whilst avoiding paying more than is necessary for that purpose. The Committee also gives consideration to independent comparator information for companies in the same and similar industry sectors, taking account of relative performance.

The Committee has regard to pay and conditions for all employees, particularly when considering salary increases.

Benefits. These principally comprise private medical insurance which is payable or reimbursed to a maximum of (pounds)288 per annum. The Company does not offer a car allowance. The Company paid expenses for P A Chambre to cover the cost of his relocation from the United States. This figure is included as a taxable benefit within the Directors' emoluments table.

Pensions. During the year the Group contributed 10% of basic salary to a group personal pension scheme in the name of each Executive Director with the exception of P A Chambre for whom the equivalent to 10% of salary was paid for him to contribute into a retirement annuity contract in which he was participating prior to joining the Group. Directors may at their discretion make additional contributions up to limits defined by the Inland Revenue.

Performance-related remuneration

Annual Bonuses. With the exception of P A Chambre, Executive Directors are eligible for performance-related remuneration based on the attainment of specific performance criteria which are directly related to defined strategic goals. Those criteria are intended to be stretching and are structured to encourage and reward high levels of achievement consistent with the interests of shareholders. Performance-related remuneration is payable to a maximum of 45% of basic salary.

For P A Chambre, the Company has determined that a guaranteed bonus payment of 50% of salary will be paid for the period of 12 months following his appointment as Chief Executive Officer; thereafter he will be eligible for a performance-related bonus based on the attainment of objectives which have been determined by the Remuneration Committee.

Options. Options may be granted if considered appropriate. During the year the Executive Directors received options as detailed in the table on page 34. These options were granted at the then prevailing market price. The exercise of the options is subject to the attainment of objective performance criteria which are more fully described on pages 33 to 34.

At the earliest opportunity after joining the Company as Chief Executive Officer, P A Chambre was granted options over shares in the Company of two times basic salary (excluding performance-related remuneration, benefits in kind, payments in lieu and any pension contributions) at the then prevailing market price. The Company has determined to make a further grant of options, again at the value of two times basic salary at the prevailing market price, on the first anniversary of grant or at the earliest opportunity thereafter. These options will only vest when the performance conditions described elsewhere in this report have been satisfied. The Company has made no further contractual commitments to P A Chambre in respect of options over shares.

Non-Executive Directors

Fees payable to Non-Executive Directors are determined by the Board. However, individual Non-Executive Directors do not vote on their own fees. All the Non-Executive Directors have exercised the right given under their appointment letters to take 25% of their remuneration in Company shares and have committed to do this each year going forward. The Chairman's fees were (pounds)50,000 (of which (pounds)12,500 will be taken in shares). Other Non-Executive Directors receive (pounds)22,000 (of which (pounds)5,500 will be taken in shares). The shares are issued at market price immediately following the announcement of final results for the year. During the period J W Stocker received additional Directors' fees of (pounds)12,000 for his service as Chairman of the Scientific Advisory Board. Sir Aaron Klug received additional consultancy fees of (pounds)8,000 for his services as a member of the Scientific Advisory Board. No other fees were paid to Non-Executive Directors during the year. None of the Company's Non-Executive Directors participate in the Group's Company Share Option Plan, Share Incentive Plan or pension plan.

Notice periods

During the year the letters of appointment for each of the Non-Executive Directors were amended and restated to reflect current best practice. Under these letters of appointment, all the Non-Executive Directors are appointed for a period of 36 months from the date of their appointment or until they are required by the Articles of Association to submit themselves for re-election, whichever is the earliest. The appointment of each Non-Executive Director is terminable by either party with three months' written notice.

                                       33
                                       Cambridge Antibody Technology Group plc

The service contracts for the Executive Directors is terminable by either party with 12 months' written notice. These service contracts do not currently contain a clause for liquidated damages and the question of whether they should is a matter which is currently under review.

Under the Articles of Association all Directors appointed by the Board must present themselves for re-election at the first General Meeting following their appointment and all Directors must submit themselves for re-election at least once every three years or more often if the Articles of Association of the Company so require.

Directors' emoluments

The emoluments of the Directors who served during the year were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                         Performance-                                    Pension        Pension
                               Fees/basic       Taxable       related         Total         Total  contributions  contributions
                                   salary      benefits  remuneration          2002          2001           2002           2001
                             (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000   (Pounds)'000   (Pounds)'000
-------------------------------------------------------------------------------------------------------------------------------
Executive Directors

J C Aston                           153.8           0.3          40.8         194.9         183.1           15.4           13.0

P A Chambre/(i)(iii)/               172.5         147.6          81.3         401.4             -              -              -

D J Chiswell/(ii)(iv)/              111.7           0.1             -         111.8         265.3           11.2           19.5

D R Glover                          151.2           0.3          37.1         188.6         181.9           15.1           13.0

K S Johnson                         151.2           0.3          40.5         192.0         179.0           15.1           13.0

Non-Executive Directors

U Bicker                             22.0             -             -          22.0          21.0              -              -

J L Foght                            22.0             -             -          22.0          21.0              -              -

P B Garland                          50.0           0.1             -          50.1          45.4              -              -

Sir Aaron Klug                       22.0           0.2             -          22.2          21.1              -              -

P A Nicholson                        22.0           2.2             -          24.2          23.2              -              -

J W Stocker                          34.0             -             -          34.0          33.0              -              -
-------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                912.4         151.1         199.7       1,263.2                         56.8
===============================================================================================================================
2001 total                          747.0          50.3         176.7                       974.0                          58.5
===============================================================================================================================

(i) Included within P A Chambre's salary are payments made to him during the year of(pounds)16,250 (2001: nil) for him to contribute towards his retirement annuity contract.
(ii) D J Chiswell received a payment in lieu of notice of(pounds)296,000 in addition to the emoluments shown above.
(iii) Became a Director of the Company on 8 April 2002.
(iv)  Resigned as a Director of the Company on 31 March 2002.

Share participation schemes

Objectives. The Board believes that share participation schemes are an important element in attracting, rewarding and motivating the Group's employees at all levels and aligning their interests with those of the shareholders. All employees of the Group participate in the Company Share Option Plan, all are eligible to join the partnership shares element of Share Incentive Plan (`SIP') provided they are employed on the date that the invitation letters are sent out, and after an initial period of service, all are eligible to join the free share element of the SIP.

Company share option plan. In 1997 the Company established the Company Share Option Plan(`CSOP') which consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP Part B is unapproved. All employees of the Group, including Executive Directors, are eligible for the grant of options under these schemes. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B.

The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Remuneration Committee.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding bonuses) in any 12 month period. One or more objective performance conditions is applied to all options granted under the scheme to determine whether they will become exercisable. These performance conditions are determined by the Remuneration Committee but have been discussed with institutional investors.

For option grants of up to 1.5 times basic salary, the Remuneration Committee has determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversaries of the date of grant. For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (`TSR') for CAT exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of

                                         34
                                         Cambridge Antibody Technology Group plc
                                         Remuneration Report

between 0% and 33%. For example if CAT's TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if the TSR in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basis salary would become exercisable.

For all option grants, the figure which is used for CAT's share price in determining whether options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 20 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

A chart detailing TSR over the past five years is shown for information.

Total shareholder return

                                     [GRAPH]

Total Shareholder Return looks at the value at the 30 September 2002, of (Pounds)100 invested in the Company on 30 September 1997 compared with the value of (Pounds)100 invested in the FTSE All Share over the same period.

Source: Datastream

Directors' share options

------------------------------------------------------------------------------------------------------------------------------------
                At 1 October                                         At 30 September
                        2001       Granted     Exercised     Lapsed             2002    Exercise price    Earliest date  Latest date
Director              Number        Number        Number     Number           Number           (Pounds)     exercisable  exercisable
------------------------------------------------------------------------------------------------------------------------------------
J C Aston       (i)  115,000             -      (15,000)         -           100,000             3.00          04/09/99     03/09/03

                (ii)   9,000             -            -          -             9,000             5.00          19/12/00     18/12/04

                (ii)   9,964             -            -          -             9,964             2.42          27/11/01     26/11/05

                (ii)  55,019             -            -          -            55,019             2.87          03/12/02     02/12/06

                (ii)       -        13,489            -          -            13,489            17.04          04/12/01     03/12/11

P A Chambre     (ii)       -        45,013            -          -            45,013            10.83          23/05/05     22/05/12

                (iii)      -        15,005            -          -            15,005            10.83          23/05/05     22/05/12

D J Chiswell    (ii) 150,000             -     (150,000)         -                 -             3.00          16/12/99     15/12/03

                (ii)  16,116             -      (16,116)         -                 -             2.42          27/11/01     26/11/05

                (ii)  74,155             -                       -            74,155             2.87          03/12/02     02/12/06

                (ii)                19,663            -     (9,832)            9,831            17.04          04/12/04     03/12/11

D R Glover      (ii)  15,000             -            -          -            15,000             5.00          19/12/00     18/12/04

                (ii)  29,964             -            -          -            29,964             2.42          27/11/01     26/11/05

                (ii)  55,019             -            -          -            55,019             2.87          03/12/02     02/12/06

                (ii)                13,260            -          -            13,260            17.04          04/12/04     03/12/11

K S Johnson     (ii)  15,000             -            -          -            15,000             5.00          19/12/00     18/12/04

                (ii)  28,324             -            -          -            28,324             2.42          27/11/01     26/11/05

                (ii)  55,019             -            -          -            55,019             2.87          03/12/02     02/12/06

                (ii)                13,260            -          -            13,260            17.04          04/12/04     03/12/11
------------------------------------------------------------------------------------------------------------------------------------
                     627,580       119,690     (181,116)    (9,832)          556,322
====================================================================================================================================

Notes
(i)   Includes linked options.
(ii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.
(iii) The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return ('TSR') for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

                                         35
                                         Cambridge Antibody Technology Group plc

--------------------------------------------------------------------------------
                                            Market price           Gain on
                            Date of          on exercise          exercise
Exercise of options        exercise             (Pounds)      (Pounds)'000
--------------------------------------------------------------------------------
J C Aston                  31/05/02               11.58               85.8
J C Aston                  30/09/02                4.64                8.2
D J Chiswell               14/03/02               15.41            2,070.7
================================================================================

The closing market price of the ordinary shares in the Company at 30 September 2002 was (Pounds)4.64 and the range during the year was (Pounds)4.24 to (Pounds)20.00.

Share Incentive Plan. The Company has established an Inland Revenue approved Share Incentive Plan (`SIP') which complies with the Finance Act 2000. The SIP has three elements: free shares, partnership shares and matching shares. Free shares can be appropriated to employees with a maximum market value of (Pounds)3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT's employees and Executive Directors employed on 1 April in the relevant financial year are eligible for the award of free shares. Partnership shares may be purchased by employees out of their pre-tax salary up to (Pounds)1,500 (or 10% of salary if lower) per year. Where employees purchase partnership shares they can be awarded additional free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of partnership shares to matching shares. The ratio is currently 1:1. Free shares and matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances.

On 30 November 2001 24,536 free shares were granted in aggregate to each of 207 eligible employees. On 7 December 2001, 6,151 partnership and 6,151 matching shares were allocated in aggregate to 135 employees under the SIP.

Old share option schemes. Cambridge Antibody Technology Limited ('CAT Limited') previously operated two unapproved share option schemes and one Inland Revenue approved share option scheme. Options granted under the unapproved schemes included options to consultants and Non-Executive Directors.These schemes were closed prior to flotation. Options under these schemes have either been exchanged for equivalent options over the shares of the Company or the option holders have entered into share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options in this report and in the notes to the financial statements reflect the effective numbers and exercise prices of options over shares in the Company. Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. The effect of these linked options is to provide a choice of two alternative schemes under which options can be exercised. Where relevant, pairs of linked options are counted as a single option.

Highest paid Director

D J Chiswell was the highest paid Director. His aggregate remuneration comprised a notional gain on exercise of share options of (Pounds)2,071,000 and other emoluments of (Pounds)419,000 giving a total of (Pounds)2,490,000 (2001: J W Stocker (Pounds)2,533,500 including gain of (Pounds)2,251,200).

The notional gain is calculated using the market price on the date of exercise and does not allow for any subsequent price fluctuations. D J Chiswell retained approximately half the shares, and hence no cash gain has been realised on the shares retained.

Directors' shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2002:

--------------------------------------------------------------------------------
                                    Ordinary shares          Ordinary shares
                                               2002                     2001
                                             Number                   Number
--------------------------------------------------------------------------------
J C Aston                                    27,857                   12,579
P A Chambre                                   9,529                      N/A
D J Chiswell                                522,396/(i)/             476,217
D R Glover                                   10,666                   10,417
K S Johnson                                  63,834                   63,717
U Bicker                                      2,458                    2,151
J L Foght                                     3,118                    2,811
P B Garland                                  37,825                   41,166
Sir Aaron Klug                               27,927                   28,220
P A Nicholson                                 4,741                    4,434
J W Stocker                                  78,599                   78,292
================================================================================

(i) Beneficial interest in shares on day of resignation as a Director.

With the exception of D J Chiswell the interests have remained unchanged since the financial year end.

By order of the Board

Diane Mellett
Secretary
15 November 2002

                                       36
                                       Cambridge Antibody Technology Group plc

Corporate Governance

The Combined Code

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group. In accordance with Section 1 of the Combined Code of Best Practice (`the Combined Code') published by the Hampel Committee and approved by the UK Listing Authority the Board must report to shareholders:

.. how the principles of good governance set out in the Combined Code are applied; and

.. that the Group complies with the best practice provisions set out in the Combined Code, or where it does not, provide an explanation.

The Board of Directors

The Board of Directors currently consists of four Executive Directors and six independent Non-Executive Directors. Their biographies are set out on pages 26 and 27. The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group's business. The Board's duties are to (inter alia):

.. determine and monitor group strategy (business, commercial and scientific) and its implementation;

.. maintain and review a sound system of internal control to safeguard shareholders' investments and the Group's assets;

.. consider and approve annual, interim and quarterly financial statements, including the associated review of the position and prospects of the Group;

.. approve and monitor progress against annual budgets and working capital forecasts; and

.. consider and approve major projects or other commitments of resources and any substantial transactions.

The roles of the Chairman and the Chief Executive Officer are respectively to run the Board and to take executive responsibility for running the Group's business. Accordingly these offices are separate.

All Directors bring independent judgement to bear on matters of strategy, resources and appropriate training is made available to Directors to assist them in the discharge of their duties as required. To enable them to fulfil their duties all Directors receive detailed monthly reports on the current and prospective activities of the Group and have full and timely access to any other relevant information they may require.

All Directors also have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole. Non-Executive Directors may, at the Group's expense, seek independent legal advice on any matter relating to the discharge of their duties.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that the actions proposed by the Executive Directors are critically examined and thoroughly discussed. The Non-Executive Directors therefore fulfil a vital role in corporate accountability. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. The Board is mindful that the length of time that P B Garland and Sir Aaron Klug have served on the Board may cause some commentators to question their independence. The Board however is firmly of the view that both these Directors are able to add considerable value as Non-Executive Directors because of their standing in the business and scientific communities and because of their track record of service with the Company and therefore does not believe that their independence is compromised by their length of service on the Board.

P A Nicholson is the senior Independent Non-Executive Director other than the Chairman, to whom any relevant concerns may be addressed.

The remits and members of all Board Committees are set out below.

The Audit Committee

The Audit Committee consists of three Non-Executive Directors, currently J L Foght (Chairman), U Bicker and P A Nicholson. The Committee meets as appropriate (but not less than four times a year) to:

.. monitor and make recommendations on the relationship with the external auditors including the nature and scope of the audit and any matters arising;

.. review the Annual Report, the Interim Report and quarterly financial statements before submission to the Board, including consideration of the accounting policies adopted and any significant areas of judgement and to recommend to the Board whether audited financial statements should be included in the Company's statutory reports and Annual Report filed with the Securities Exchange Commission on Form 20-F;

.. monitor compliance with statutory, Financial Services Authority and Securities Exchange Commission requirements for financial reporting;

.. review disclosures made by the Company's principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting;

.. monitor the system of internal control maintained by the Group to safeguard shareholders' investments and the Group's assets.

                                       37
                                       Cambridge Antibody Technology Group plc

Provision is made for the Committee to meet at least once a year with the external auditors in the absence of the Group's executive management.

The Audit Committee gives periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of the Group, such a function is not currently considered necessary.

The Remuneration Committee

The Remuneration Committee consists of three Non-Executive Directors, currently P A Nicholson (Chairman), J L Foght and U Bicker. Under the terms of reference of the Committee however, any Non-Executive Director is entitled to attend any meeting of the Committee. The Committee meets when required (as determined by its members) to:

.. make recommendations to the Board on the framework of executive remuneration of the Group's executive remuneration in accordance with current best practice;

.. determine the remuneration of the Group's Executive Directors on behalf of the Board;

.. maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and

.. determine policy and practice in relation to equity participation schemes.

The remuneration of the Non-Executive Directors is determined by the Board as a whole. No director votes on his own remuneration. The Committee submits an annual report to the Board which in turn reports to the shareholders. The Remuneration Report is included on pages 32 to 35 and includes further explanation as to how relevant principles of the Combined Code are applied and the extent to which relevant principles are complied with.

The Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company. However, candidates are considered by the full Board before appointment. The Committee consists of P B Garland (Chairman), P A Chambre, J C Aston and P A Nicholson although any Director is entitled to attend meetings.

The Scientific Advisory Board

The role of the Scientific Advisory Board is to assist the Group with the assessment of its existing and potential technologies and research and development programmes and to provide scientific advice to the executive management and the Board. The composition of the Scientific Advisory Board, which includes two Non-Executive Directors, is given on page 28.

The Executive Group

Operational decision making is delegated to the Executive Group, which is a committee consisting of the Executive Directors and the senior executives whose biographies appear on page 28.

Business strategy

The Group's strategy is to use its propriety technology for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

The Group's own development activity focuses on the `value adding' stages from target identification through to clinical demonstration of efficacy for an antibody-based drug. In general, the Group will seek partners for further clinical trials of product candidates, in gaining marketing approval of product candidates and for subsequent marketing of products.

Internal control

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by the Group. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders' investments and the Group's assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board's planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year and up to the date of approval of the annual report and financial statements.

The Board continuously reviews the effectiveness of the Group's system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management and in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function. Additionally, the Audit Committee is assisted by the Business Risk Management Group which as a delegated committee of executive management reporting directly to the Audit Committee, has responsibility for identifying risks faced by the Group, making an assessment of how those risks are managed, highlighting any weaknesses in existing controls and making recommendations for improvements in the management of risk where applicable.

The Board has undertaken a specific annual review to evaluate the effectiveness of the process of identifying and evaluating the effectiveness of internal controls to support a statement of compliance. The review covered all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute assurance against material misstatement or loss.

Steps are being taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the attention of management and the Board.

                                       38
                                       Cambridge Antibody Technology Group plc
                                       Corporate Governance

Key features of the internal control system that operated throughout the period covered by the financial statement are as follows:

.. Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters. The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability. The management of the Group actively promotes the values of integrity and professionalism and the maintenance of high ethical standards. Key risk areas are reviewed regularly by executive management and the Board.

.. The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group's long term objectives and the strategic imperatives which have been established. Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan. The Board monitors the activities of the Group at a strategic level through reports on current activities and plans. Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

.. Detailed policies and procedures have been established covering all significant areas. They feature documented approval subject to limits of authority. Any major expenditure or commitment of resources must be approved by the Board. Certain areas of the Groups' activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group's success, specific resources are devoted to ensuring such regulations are complied with and to dealing with any matters arising from regulatory examinations.

.. The Group's liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Board as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 16 of the financial statements.

.. The Audit Committee reviews the operation and effectiveness of this framework on a regular basis.

Communication with shareholders

The Board attaches a high priority to effective communication with shareholders. The Annual Report and half yearly Interim Report are sent to all shareholders and all press releases are published on the Company's website. The Company works regularly with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the AGM. In addition the Company has established a website (www.cambridgeantibody.com) to provide additional background information and access to news releases issued by the Group.

At the last AGM, a resolution was approved to amend the Company's Articles of Association to enable shareholders to cast proxy votes and receive shareholder notification (such as Notices of General Meetings and the Annual Report and Accounts) electronically via the internet if they elect to do so.

Shareholders may now register for this if they so wish and will be provided with the opportunity to cast proxy votes in respect of the forthcoming AGM. A description of how to register will be sent out with the Notice of AGM.

Statement of compliance

Having considered the provisions of the Combined Code, the Board believes that the Company's practices for the year complied with the best practice provisions of the Combined Code, with the exception that the Nominations Committee was not constituted of a majority of Non-Executive Directors as required under A.5.1 of the Combined Code. Because all appointments to the Board are considered by the Board as a whole, the Directors do not believe this to be material.

Compliance with the BioIndustry Association (BIA) Code of Best Practice

The BIA, of which CAT is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company's shares and standards of public announcements. It is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code, Principles of Good Governance and Code of Best Practice (the Turnbull Report). Throughout the financial year the Company has complied with the relevant provisions of the BIA Code.

Statement of Directors' responsibilities

Financial statements including adoption of going concern basis. Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit and loss of the Company.

After having made relevant enquiries, the Directors have a reasonable expectation that the Company and the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing financial statements.

In preparing the financial statements, the Directors are required to:

.. select suitable accounting policies and then apply them consistently;

.. make judgements and estimates that are reasonable and prudent; and

.. state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                                       39
                                       Cambridge Antibody Technology Group plc

Independent Auditors' Report

To the members of Cambridge Antibody Technology Group plc

We have audited the consolidated financial statements of Cambridge Antibody Technology Group plc for the year ended 30 September 2002 which comprise the balance sheets as at 30 September 2002 and 30 September 2001 and the consolidated profit and loss accounts, the consolidated cash flow statements and the consolidated statements of total recognised gains and losses for each of the three years ended 30 September 2002 and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Directors and auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

UK opinion

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at 30 September 2002 and 30 September 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 September 2002 in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the each of the three years ended 30 September 2002 and the determination of shareholders' equity at 30 September 2002, and 2001, to the extent summarised in note 27 to the consolidated financial statements.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Cambridge

15 November 2002


Notes

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

                                       40
                                       Cambridge Antibody Technology Group plc

----------------------------------------------------------------------------------------------------------------------------
Consolidated Profit and Loss Account
----------------------------------------------------------------------------------------------------------------------------
                                                                                           2002           2001          2000
For the year ended 30 September 2002                                       Notes   (Pounds)'000   (Pounds)'000  (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
Turnover                                                                       2          9,471         7,121          7,018

Direct costs                                                                                (80)         (351)          (381)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                              9,391         6,770          6,637

Research and development expenses                                                       (31,307)      (21,393)       (15,728)
----------------------------------------------------------------------------------------------------------------------------
   Drug Royalty Corporation transaction costs                                  3         (7,913)            -              -

   Other general and administration expenses                                             (8,321)       (6,443)        (4,842)
----------------------------------------------------------------------------------------------------------------------------
General and administration expenses                                                     (16,234)       (6,443)        (4,842)
----------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                          (38,150)      (21,066)       (13,933)

Interest receivable                                                            5          6,386         9,295          5,644
----------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities
before taxation                                                                4        (31,764)      (11,771)        (8,289)

Taxation on loss on ordinary activities                                        7          3,557             -              -
----------------------------------------------------------------------------------------------------------------------------
Loss for the financial year                                                   18        (28,207)      (11,771)        (8,289)
============================================================================================================================
Loss per share - basic and fully diluted (pence)                               8           78.7p         33.3p          27.5p
----------------------------------------------------------------------------------------------------------------------------
Shares used in calculating net loss per share (number)                         8     35,828,446    35,313,260     30,179,818
----------------------------------------------------------------------------------------------------------------------------

The losses for all years arise from continuing operations.

----------------------------------------------------------------------------------------------------------------------------
 Consolidated Statement of Total Recognised Gains and Losses
----------------------------------------------------------------------------------------------------------------------------
                                                                                           2002           2001          2000
For the year ended 30 September 2002                                               (Pounds)'000   (Pounds)'000  (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
Loss for the financial year                                                             (28,207)      (11,771)        (8,289)

Gain/(loss) on foreign exchange translation                                                  96             1             (7)
----------------------------------------------------------------------------------------------------------------------------
Total recognised losses relating to the year                                            (28,111)      (11,770)        (8,296)
============================================================================================================================

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

                                         41
                                         Cambridge Antibody Technology Group plc

------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
------------------------------------------------------------------------------------------------------
                                                                                     2002         2001
At 30 September 2002                                                  Notes  (Pounds)'000 (Pounds)'000
------------------------------------------------------------------------------------------------------
Fixed assets

Intangible assets                                                         9         7,933        4,075

Tangible fixed assets                                                    10        12,429        6,642

Investments                                                              11           215            -
------------------------------------------------------------------------------------------------------
                                                                                   20,577       10,717
Current assets

Debtors                                                                  12         6,556        4,940

Investment in liquid resources                                           13       126,694      156,228

Cash at bank and in hand                                                            3,081          585
------------------------------------------------------------------------------------------------------
                                                                                  136,331      161,753

Creditors

Amounts falling due within one year                                      14       (12,563)      (8,335)
------------------------------------------------------------------------------------------------------
Net current assets                                                                123,768      153,418
------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                             144,345      164,135

Creditors

Amounts falling due after more than one year                             15        (8,580)      (8,085)
------------------------------------------------------------------------------------------------------
Net assets                                                                        135,765      156,050
------------------------------------------------------------------------------------------------------
Capital and reserves
------------------------------------------------------------------------------------------------------
Called-up share capital                                                  17         3,621        3,546

Share premium account                                                    17       202,534      195,017

Other reserve                                                            18        13,456       13,451

Profit and loss account                                                  18       (83,846)     (55,964)
------------------------------------------------------------------------------------------------------
Shareholders' funds - all equity                                         19       135,765      156,050
======================================================================================================

The accompanying notes are an integral part of this consolidated balance sheet.

                                         42
                                         Cambridge Antibody Technology Group plc

--------------------------------------------------------------------------------------------------------------------------
Company Balance Sheet
--------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002          2001
At 30 September 2002                                                                     Notes  (pounds)'000  (pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Fixed assets

Investments                                                                                 11       101,456       101,456
--------------------------------------------------------------------------------------------------------------------------
Current assets

Debtors                                                                                     12         1,627         2,922

Investment in liquid resources                                                              13       125,126       155,303

Cash at bank and in hand                                                                                   3             2
--------------------------------------------------------------------------------------------------------------------------
                                                                                                     126,756       158,227

Creditors

Amounts falling due within one year                                                         14        (1,242)      (43,395)
--------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                   125,514       114,832
--------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                226,970       216,288
--------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                           226,970       216,288
--------------------------------------------------------------------------------------------------------------------------
Capital and reserves
--------------------------------------------------------------------------------------------------------------------------
Called-up share capital                                                                     17         3,621         3,546

Share premium account                                                                       17       202,534       195,017

Profit and loss account                                                                     18        20,815        17,725
--------------------------------------------------------------------------------------------------------------------------
Shareholders' funds - all equity                                                                     226,970       216,288
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston
Director
15 November 2002

                                         43
                                         Cambridge Antibody Technology Group plc

---------------------------------------------------------------------------------------------------------------------------
Consolidated Cash Flow Statement
---------------------------------------------------------------------------------------------------------------------------
                                                                                          2002           2001          2000
For the year ended 30 September 2002                                       Notes  (pounds)'000   (pounds)'000  (pounds)'000
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from operating activities                                    20       (26,808)       (19,150)       (3,609)

Returns on investments and servicing of finance                               21         7,558          8,322         4,245

Taxation                                                                      21           920              -             -

Capital expenditure and financial investment                                  21        (9,961)        (3,481)         (974)
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow before management of liquid resources and financing                   (28,291)       (14,309)         (338)

Management of liquid resources                                                21        29,534            274      (133,729)

Financing                                                                     21         1,448         15,380       132,293
---------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                   22         2,691          1,345        (1,774)
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated cash flow statement.

                                         44
                                         Cambridge Antibody Technology Group plc

Notes to the Financial Statements

1 Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report.

Basis of accounting. The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (`UK GAAP').

Basis of consolidation. The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc (`the Company') and its subsidiary undertakings (collectively `the Group'), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

The acquisition of Cambridge Antibody Technology Limited (`CAT Limited'), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (`FRS') 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

The profit for the financial year dealt with in the financial statements of the Company was (pounds)3,090,000 (2001: (pounds)7,838,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

Goodwill. Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

Turnover. Turnover principally consists of income received in the normal course of business from license fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

  Licence fees. Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licenced. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

  Technical milestones. During certain research and development programs the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestones are recognised based on the percentage of completion of the relevant research and development program subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the program.

  Clinical milestones. The Group receives non-refundable clinical development milestones when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group's proprietary technology. Such milestones are recognised when received except that if such milestones are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

  Research and development services. The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group's employees working under the direction of the collaborator to further the collaborator's research and development effort. Such contracts are made on the basis of Full Time Equivalent (`FTE') employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

  Purchased rights. Under an agreement with Drug Royalty Corporation (`DRC') the Group received a payment of (pounds)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group's accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. On 2 May 2002 the Group bought out this royalty obligation with the issue of CAT shares to DRC. The remaining balance of deferred income has been released in the year ended 30 September 2002.

  Royalties. Royalty income is generated by sales of products incorporating the Group's proprietary technology and is recognised when received. The Group has yet to receive any significant royalty payments.

                                         45
                                         Cambridge Antibody Technology Group plc

Government grants. Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation. Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

The Company has adopted FRS 19 `Deferred Tax'.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on a current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development. Research and development expenditure is written off as incurred.

Collaboration arrangements. The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Pension costs. The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group's contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible assets. Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group's purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the Directors have considered future cash flows arising.

Tangible fixed assets. Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 12 years.
Motor vehicles: 33 1/2% per annum.
Office and laboratory equipment: 25% per annum.
Fixtures and fittings: over either 5 or 20 years (or the remaining lease term if less).

Investments. Fixed asset investments are shown at cost less provision for any impairment.

Liquid resources. Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant a provision is made such that cost plus accrued interest does not exceed market value.

                                         46
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

1 Accounting policies continued

Foreign currency. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Leases. Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

Estimates and assumptions. The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets, provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

-------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (Pounds)'000  (Pounds)'000 (Pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Total turnover                                                                          16,891         9,421        7,018

Less: intra-group eliminations                                                          (7,420)       (2,300)           -
-------------------------------------------------------------------------------------------------------------------------
Consolidated turnover                                                                    9,471         7,121        7,018
=========================================================================================================================

Consolidated turnover was generated from customers in the following geographical areas:

-------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (Pounds)'000  (Pounds)'000 (Pounds)'000
-------------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                               -             -          316

Rest of Europe                                                                             135            53        1,104

United States of America                                                                 8,674         6,969        5,598

Rest of World                                                                              662            99            -
-------------------------------------------------------------------------------------------------------------------------
                                                                                         9,471         7,121        7,018
=========================================================================================================================

Net liabilities of (Pounds)349,000 (excluding creditors eliminated on consolidation of (Pounds)9,210,000) (2001: net assets of (Pounds)643,000, excluding creditors eliminated on consolidation of (Pounds)2,387,000) and total assets of (Pounds)549,000 (2001: (Pounds)643,000) are held in the United States of America.

                                         47
                                         Cambridge Antibody Technology Group plc

2 Turnover and loss on ordinary activities before taxation continued

Consolidated turnover by type:
--------------------------------------------------------------------------------------------------------
                                                                        2002           2001         2000
                                                                (Pounds)'000   (Pounds)'000 (Pounds)'000
--------------------------------------------------------------------------------------------------------
Licence fees                                                           1,676         1,635          699

Technical milestones                                                      35             -          652

Clinical milestones                                                    1,396             -        1,000

Contract research fees                                                 5,611         5,369        4,536

Other                                                                    753           117          131
-------------------------------------------------------------------------------------------------------
Total                                                                  9,471         7,121        7,018
=======================================================================================================

During the financial years ended 30 September 2002, 2001 and 2000 certain customers individually contributed more than 10% of the Group's revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

------------------------------------------------------------------------------------------
                                                                         %    (Pounds)'000
------------------------------------------------------------------------------------------
2002 Customer contributing greatest % to revenue                        36           3,424

2002 Customer contributing second greatest % to revenue                 31           2,954
------------------------------------------------------------------------------------------
Total                                                                   67           6,378
==========================================================================================
2001 Customer contributing greatest % to revenue                        31           2,230

2001 Customer contributing second greatest % to revenue                 30           2,101

2001 Customer contributing third greatest % to revenue                  24           1,742
------------------------------------------------------------------------------------------
Total                                                                   85           6,073
==========================================================================================
2000 Customer contributing greatest % to revenue                        37           2,609

2000 Customer contributing second greatest % to revenue                 20           1,425

2000 Customer contributing third greatest % to revenue                  15           1,050

2000 Customer contributing fourth greatest % to revenue                 14           1,000
------------------------------------------------------------------------------------------
Total                                                                   86           6,084
==========================================================================================

As at 30 September 2002, the two customers shown above constituted 89% of the Group's trade receivables. As at 30 September 2001 the three customers shown above constituted 96% of the Group's trade receivables.

3 Drug Royalty transaction costs

General and administration expenses include (Pounds)7.9 million of costs incurred in the year relating to the two transactions entered into with DRC during the year (comparative periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of (Pounds)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of (Pounds)6.1 million (CAD$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (Pounds)0.6 million of deferred income has all been released to turnover in the period.

The professional fees incurred in the Group's bid and royalty buy-back were (Pounds)1.8 million.

                                         48
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

4 Loss on ordinary activities before taxation

--------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (Pounds)'000  (Pounds)'000 (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
The loss on ordinary activities before taxation is stated after charging
(crediting):

Depreciation and amounts written off owned tangible fixed assets:                        2,617         2,146        1,808

Amortisation of intangible fixed assets                                                    882           373          374

Auditors' remuneration - audit Deloitte & Touche                                            35             -            -

                       - audit Arthur Andersen                                               -            42           27

                       - other assurance Deloitte & Touche                                  19             -            -

                       - other Deloitte & Touche                                             9             -            -

                       - other Arthur Andersen                                             287           149          219

Foreign exchange loss/(gain)                                                               192           (56)        (123)

Profit on disposal of Denzyme ApS                                                           (2)            -            -

Operating lease rentals:

- plant and machinery                                                                        5             3            3

- other operating leases                                                                   874           721          290

Allocations under equity participation schemes                                             607           416          459
==========================================================================================================================

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche.

5 Interest receivable

--------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (Pounds)'000  (Pounds)'000 (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Interest receivable                                                                      6,386         9,295        5,644
==========================================================================================================================

6 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

--------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
--------------------------------------------------------------------------------------------------------------------------
Management and administration                                                               39            32           22

Research and development                                                                   235           192          139
--------------------------------------------------------------------------------------------------------------------------
                                                                                           274           224          161
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
                                                                                  (Pounds)'000  (Pounds)'000 (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Their aggregate remuneration comprised:

Wages and salaries                                                                       9,771         7,268        5,233

Social security costs - (credit)/charge provided on unapproved options                    (248)         (194)         523

                      - on wages and salaries                                              970           740          527

Other pension costs                                                                        875           641          432
--------------------------------------------------------------------------------------------------------------------------
                                                                                        11,368         8,455        6,715
==========================================================================================================================

Further audited information on Directors' remuneration is contained in the Remuneration Report.

The Group has made a provision for employer's National Insurance payable on certain options granted under the CSOP Part 'B' scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer's contributions.

                                         49
                                         Cambridge Antibody Technology Group plc

6 Staff costs continued

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

The provision is being made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. For this purpose the performance period is assumed to be of minimum duration.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and, the market value of the shares.

The market price of shares at the year end was (Pounds)4.64. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would amount to (Pounds)5,000. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by (Pounds)22,000.

7 Taxation
----------------------------------------------------------------------------------------------------------------------------
                                                                                           2002           2001          2000
                                                                                   (Pounds)'000   (Pounds)'000  (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
Research and development tax credit                                                       3,557              -             -
============================================================================================================================

During the year ended 30 September 2002 the Group received a refund of (Pounds)920,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2000. A similar claim has been made for the year ended 30 September 2001, which is reflected in other debtors at 30 September 2002, and for which the Group received a refund of (Pounds)2,637,000 in October 2002.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2001: 30%). The differences are explained below:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                          2002          2001
                                                                                                  (Pounds)'000  (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before tax                                                                 (31,764)      (11,771)
----------------------------------------------------------------------------------------------------------------------------
Tax at 30% thereon                                                                                      (9,529)       (3,531)

Effects of:

Increase in losses carried forward                                                                      11,400         5,071

Expenses not deductible for tax purposes                                                                (1,041)       (1,205)

Capital allowances in excess of depreciation                                                              (888)         (335)

Utilisation of tax losses in respect of research and development tax credit                             (3,557)            -

Movement in short term timing differences                                                                   58             -
----------------------------------------------------------------------------------------------------------------------------
                                                                                                        (3,557)            -
============================================================================================================================

Analysis of deferred tax balances:
                                                                                                          2002          2001
                                                                                                  (Pounds)'000  (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
Short term timing differences                                                                              (58)            -

Accelerated capital allowances                                                                           1,272          (335)

Tax losses available                                                                                   (23,658)      (18,126)
----------------------------------------------------------------------------------------------------------------------------
Total unprovided deferred tax asset                                                                    (22,444)      (18,461)
============================================================================================================================

At 30 September 2002 the Group had tax losses of approximately (Pounds)79 million (2001: (Pounds)60 million, 2000: (Pounds)36 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to (Pounds)24 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset. The adoption of FRS 19 `Deferred Tax' by the Group has no effect on prior periods.

                                         50
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

8 Loss per share

Basic net loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2002, 2001 and 2000 867,316, 1,077,800 and 1,548,764 potentially dilutive issuable shares attributable to the exercise of outstanding options were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of (Pounds)28,207,000 (2001: (Pounds)11,771,000, 2000:
(Pounds)8,289,000) and a weighted average number of ordinary shares of 35,828,446 (2001: 35,313,260, 2000: 30,179,818).


9 Intangible assets

--------------------------------------------------------------------------------
                                             Licences       Patents        Total
Group                                    (Pounds)'000  (Pounds)'000 (Pounds)'000
--------------------------------------------------------------------------------
Cost:

At 1 October 2001                                   -         5,265        5,265

Additions                                       4,740             -        4,740
--------------------------------------------------------------------------------
At 30 September 2002                            4,740         5,265       10,005
--------------------------------------------------------------------------------
Amortisation:

At 1 October 2001                                   -         1,190        1,190

Charge for the year                               509           373          882
--------------------------------------------------------------------------------
At 30 September 2002                              509         1,563        2,072
--------------------------------------------------------------------------------
Net book value:

At 30 September 2002                            4,231         3,702        7,933
--------------------------------------------------------------------------------
At 30 September 2001                                -         4,075        4,075
================================================================================

The Company has no intangible assets.

                                         51
                                         Cambridge Antibody Technology Group plc

10 Tangible fixed assets
---------------------------------------------------------------------------------------------------------------------------
                                            Freehold
                                            land and  Fixtures and    Laboratory        Office         Motor
                                           buildings      fittings     equipment     equipment      vehicles          Total
Group                                   (Pounds)'000  (Pounds)'000 (Pounds)'000   (Pounds)'000  (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------------------
Cost:

At 1 October 2001                                785         4,429         8,159           996            20         14,389

Additions                                          -         4,622         3,452           330             -          8,404

Disposals                                          -             -          (276)            -             -           (276)
---------------------------------------------------------------------------------------------------------------------------
At 30 September 2002                             785         9,051        11,335         1,326            20         22,517
---------------------------------------------------------------------------------------------------------------------------
Depreciation:

At 1 October 2001                                139         2,038         4,999           566             5          7,747

Charge for the year                               49           740         1,655           167             6          2,617

Eliminated in respect of disposals                 -             -          (276)            -             -           (276)
---------------------------------------------------------------------------------------------------------------------------
At 30 September 2002                             188         2,778         6,378           733            11         10,088
---------------------------------------------------------------------------------------------------------------------------
Net book value:

At 30 September 2002                             597         6,273         4,957           593             9         12,429
---------------------------------------------------------------------------------------------------------------------------
At 30 September 2001                             646         2,391         3,160           430            15          6,642
---------------------------------------------------------------------------------------------------------------------------
The Company has no tangible fixed assets.

11 Fixed asset investments
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       Group        Company
                                                                                                       Other     Subsidiary
                                                                                                 investments   undertakings
                                                                                                (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------------------
Cost and net book value

At 1 October 2001                                                                                          -        101,456

Additions                                                                                                215              -
---------------------------------------------------------------------------------------------------------------------------
At 30 September 2002                                                                                     215        101,456
---------------------------------------------------------------------------------------------------------------------------
The subsidiary undertakings of the Company, all of which are consolidated, are as follows:
---------------------------------------------------------------------------------------------------------------------------
                                              Country of incorporation   Principal                            Percentage of
                                              and operation              activity                      ordinary shares held
---------------------------------------------------------------------------------------------------------------------------
Cambridge Antibody Technology Limited         England                    Research and development                      100%

CAT Group Employees' Trustees Limited         England                    Share scheme trust company                    100%

Optein Inc. (trading as Aptein Inc.)          USA                        Research and development                      100%
---------------------------------------------------------------------------------------------------------------------------

During the period the Group disposed of its wholly owned subsidiary, Denzyme ApS, in return for a minority interest in another company. This transaction has no material impact on reported results.

                                         52
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

12 Debtors
--------------------------------------------------------------------------------------------------------------------------
                                                                           Group         Group       Company       Company
                                                                            2002          2001          2002          2001
                                                                    (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Due within one year:

Trade debtors                                                                 12           732             -             -

Due from subsidiary undertakings                                               -             -            90            88

Other debtors                                                              3,982           386            18           143

Prepayments and accrued income                                             2,562         3,822         1,519         2,691
--------------------------------------------------------------------------------------------------------------------------
                                                                           6,556         4,940         1,627         2,922
--------------------------------------------------------------------------------------------------------------------------
13 Investment in liquid resources
--------------------------------------------------------------------------------------------------------------------------
                                                                           Group         Group       Company       Company
                                                                            2002          2001          2002          2001
                                                                    (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Negotiable securities:

Floating rate notes                                                       24,998        14,285        24,998        14,285

Certificates of deposit                                                   98,000       128,498        98,000       128,498

Term deposits                                                              3,696        13,445         2,128        12,520
--------------------------------------------------------------------------------------------------------------------------
                                                                         126,694       156,228       125,126       155,303
--------------------------------------------------------------------------------------------------------------------------
The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in sterling in interest bearing marketable securities as described in note 16.

14 Creditors
--------------------------------------------------------------------------------------------------------------------------
                                                                           Group         Group       Company       Company
                                                                            2002          2001          2002          2001
                                                                    (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Amounts falling due within one year:

Bank overdraft                                                                 -           163             -             -

Trade creditors                                                            3,999           727             -             -

Amounts owed to subsidiary undertakings                                        -             -         1,194        43,350

Taxation and social security                                                 304             -             -             -

Other creditors                                                            1,003           534             -             -

Accruals(i)                                                                4,710         3,953            48            45

Deferred income                                                            2,547         2,958             -             -
--------------------------------------------------------------------------------------------------------------------------
                                                                          12,563         8,335         1,242        43,395
--------------------------------------------------------------------------------------------------------------------------
(i) Includes purchase commitments of (Pounds)888,000 (2001: (Pounds)101,000).

The bank overdraft comprised payments to suppliers and other third parties which are in the course of presentation.

15 Creditors
--------------------------------------------------------------------------------------------------------------------------
                                                                                                       Group         Group
                                                                                                        2002          2001
                                                                                                (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
Amounts falling due after more than one year:

Deferred income                                                                                        8,580         8,085
--------------------------------------------------------------------------------------------------------------------------

                                         53
                                         Cambridge Antibody Technology Group plc

16 Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group's liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

.. Investments only in freely negotiable instruments or deposits with specified banks and building societies.

.. For the whole fund, limits on the maximum exposure to counterparties with particular minimum credit ratings, which ratings have been set deliberately high.

.. For investments in particular classes of instrument, minimum credit ratings (which are tighter than for the fund as a whole) or an agreed counterparty list.

.. For the whole fund, a maturity profile which is tailored to the Group's expected cash requirements (as investments are generally held to maturity).

.. No currency exposure or short positions.

These criteria are set by the Board and are reviewed when deemed necessary. The principal purpose of the Group's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the actual return made on the investments. The criteria for fund management reflect this. The Audit Committee review the return made on the Group's funds against benchmark market returns quarterly. The majority of the Group's investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group's interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group's functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     Financial
                                                            Fixed rate      Floating rate          liabilities
                                                             financial          financial          on which no
                                                                assets(i)          assets(ii) interest is paid          Total
Financial assets and liabilities                          (Pounds)'000       (Pounds)'000         (Pounds)'000   (Pounds)'000
-----------------------------------------------------------------------------------------------------------------------------
At 30 September 2002

Sterling assets/(liabilities)                                   11,998            114,699               (1,678)       125,019

United States Dollar assets                                          -              4,755                    -          4,755

Other assets                                                         -                  1                    -              1
-----------------------------------------------------------------------------------------------------------------------------
Book value                                                      11,998            119,455               (1,678)       129,775
-----------------------------------------------------------------------------------------------------------------------------
Fair value                                                      12,000            119,563               (1,678)       129,885
-----------------------------------------------------------------------------------------------------------------------------

(i) Interest rates determined for more than one year.
(ii) Interest rates determined at least once a year.

                                        54
                                        Cambridge Antibody Technology Group plc
                                        Notes to the Financial Statements

16 Financial instruments continued

---------------------------------------------------------------------------------------------------------------------

                                                                                             Financial
                                                         Fixed rate   Floating rate        liabilities
                                                          financial       financial        on which no
                                                          assets(i)      assets(ii)   interest is paid          Total
Financial assets and liabilities                       (Pounds)'000    (Pounds)'000       (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------------
At 30 September 2001

Sterling assets/(liabilities)                                 8,498        147,731              (1,346)       154,883

United States Dollar assets                                       -          1,760                   -          1,760

Other assets                                                      -              7                   -              7
---------------------------------------------------------------------------------------------------------------------
Book value                                                    8,498        149,498              (1,346)       156,650
=====================================================================================================================
Fair value                                                    8,966        151,943              (1,346)       159,563
=====================================================================================================================

(i)  Interest rates determined for more than one year.
(ii) Interest rates determined at least once a year.

The weighted average return on the fixed rate financial assets was 3.1% (2001:
6.1%), which was fixed over a weighted average term of 1.3 years (2001: 1.5 years). The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded. The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation. These are payable on demand. The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures. At the year end the Group's individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

---------------------------------------------------------------------------------------------------------------------
                                                                USD        Sterling              Other          Total
                                                       (Pounds)'000    (Pounds)'000       (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------------
At 30 September 2002

Functional currency: Sterling                                   801               -                (87)           714

                  United States Dollar                            -             (90)                 -            (90)
---------------------------------------------------------------------------------------------------------------------
                                                                801             (90)               (87)           624
=====================================================================================================================

---------------------------------------------------------------------------------------------------------------------
                                                                USD        Sterling              Other          Total
                                                       (Pounds)'000    (Pounds)'000       (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------------
At 30 September 2001

Functional currency: Sterling                                    30               -                 (2)            28

                  United States Dollar                            -             (88)                 -            (88)
---------------------------------------------------------------------------------------------------------------------
                                                                 30             (88)                (2)           (60)
=====================================================================================================================

Transactions in such monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

                                        55
                                        Cambridge Antibody Technology Group plc

17 Called-up share capital and share premium


----------------------------------------------------------------------------------------------------------------------------
                                                                                                         2002           2001
Authorised                                                                                       (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
50,000,000 (2001: 50,000,000) ordinary shares of 10p each                                               5,000          5,000
============================================================================================================================

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

----------------------------------------------------------------------------------------------------------------------------
                                                                                 10p ordinary          Issued          Share
                                                                                       shares   share capital        premium
Allotted, called-up and fully paid                                                     Number    (Pounds)'000   (Pounds)'000
----------------------------------------------------------------------------------------------------------------------------
At 1 October 2001                                                                  35,455,865           3,546        195,017

Issued to the Share Incentive Plan                                                     36,838               4            623

Exercise of options                                                                   251,634              25            755

Exercise of options(i)                                                                  4,000               -              -

In lieu of fees(ii)                                                                     2,194               -             37

To Drug Royalty Corporation as part of the termination of the royalty
 agreement(iii)                                                                       463,818              46          6,102
----------------------------------------------------------------------------------------------------------------------------
At 30 September 2002                                                               36,214,349           3,621        202,534
============================================================================================================================

(i) Exercised over shares in CAT Limited and exchanged. Issued at an aggregate premium of (Pounds)5,000.
(ii)  All Non-Executive Directors elected to take part of their fees in shares.
(iii) Shares were issued at a price of (Pounds)13.26 per share, being the average share price for the ten days prior to 30 April 2002.

At 30 September 2002 options had been granted over ordinary shares of the Company. Options also exist over shares in CAT Limited which are matched with share exchange option agreements whereby shares allotted in CAT Limited on exercise are immediately exchanged for shares in the Company. The tabulation of options below reflects the effective numbers and exercise prices of options over shares in the Company.

Certain options were granted in one scheme in parallel with options in a different scheme under arrangements whereby the exercise of options in one scheme would cause a corresponding number of options to lapse in the other scheme. Where relevant, pairs of linked options are counted as a single option.

                                       56
                                       Cambridge Antibody Technology Group plc
                                       Notes to the Financial Statements

17 Called-up share capital and share premium continued

At 30 September 2002 share options were as follows:
------------------------------------------------------------------------------------------------------------------------------------
                             Exercise price     Earliest date exercisable   Latest date exercisable      Notes          Number
------------------------------------------------------------------------------------------------------------------------------------
Old schemes                    (Pounds)1.28             15 September 1996         14 September 2003          (i)        16,350

                               (Pounds)1.28                 28 April 1998             27 April 2005                     25,000

                                    US$4.80                 19 April 2001             19 April 2006                     75,000


                               (Pounds)3.00              4 September 1999          3 September 2003                    114,179

CSOP                           (Pounds)5.00                 24 March 2000             23 March 2004         (ii)        39,670

                               (Pounds)5.00                 24 March 2000             23 March 2007         (ii)        36,230

                               (Pounds)5.58                   2 June 2000               1 June 2004         (ii)         3,584

                               (Pounds)5.58                   2 June 2000               1 June 2007         (ii)         5,376

                               (Pounds)5.00              19 December 2000          18 December 2004         (ii)        67,400

                               (Pounds)5.00              19 December 2000          18 December 2007         (ii)        40,000

                               (Pounds)5.00                  25 June 2001              24 June 2008         (ii)        42,500

                               (Pounds)5.00              27 November 2001          26 November 2008         (ii)        15,000

                               (Pounds)2.42              27 November 2001          26 November 2005         (ii)       125,632

                               (Pounds)2.42              27 November 2001          26 November 2008         (ii)        53,361

                               (Pounds)2.10                   28 May 2002               27 May 2009         (ii)         4,375

                               (Pounds)2.87               3 December 2002           2 December 2006        (iii)       406,501

                               (Pounds)2.87               3 December 2002           2 December 2009        (iii)        68,231

                              (Pounds)23.03                   26 May 2003               25 May 2010        (iii)         3,128

                              (Pounds)30.54               1 December 2003          30 November 2007        (iii)        57,704

                              (Pounds)30.54               1 December 2003          30 November 2010        (iii)        19,650

                              (Pounds)25.66                   25 May 2004               24 May 2008        (iii)         1,458

                              (Pounds)25.66                   25 May 2004               24 May 2011        (iii)         8,124

                              (Pounds)21.62                  18 June 2004              17 June 2011        (iii)         3,471

CSOP
- granted in year and
outstanding as at 30
September 2002

                              (Pounds)17.07              30 November 2004          29 November 2011        (iii)        75,945

                              (Pounds)17.04               4 December 2004           3 December 2011        (iii)        99,579

                              (Pounds)10.83                   24 May 2005               23 May 2012        (iii)        79,354

                              (Pounds)10.83                   24 May 2005               23 May 2012         (iv)        15,005
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                1,501,807
====================================================================================================================================

(i) Includes linked options.
(ii) These options were subject to the condition as stated in note
(iii) below. This condition had been satisfied as at 30 September 2002.
(iii) These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return ('TSR') for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances. (iv) The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%.

                                         57
                                         Cambridge Antibody Technology Group plc

18 Profit and loss account and other reserve
--------------------------------------------------------------------------------------------------------------
                                                                           Group          Group        Company
                                                                          Profit          Other         Profit
                                                                        and loss        reserve       and loss
                                                                    (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------
At 1 October 2001                                                        (55,964)        13,451         17,725

Retained (loss)/profit for the year                                      (28,207)             -          3,090

Premium on issue of capital in subsidiary                                      -              5              -

Foreign exchange translation                                                  96              -              -

Write back of goodwill on sale of Denzyme ApS                                229              -              -
--------------------------------------------------------------------------------------------------------------
At 30 September 2002                                                     (83,846)        13,456         20,815
==============================================================================================================

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

The cumulative amount of goodwill written off against the Group's reserves is (Pounds)nil (2001:(Pounds)229,000).

19 Reconciliation of movements in Group shareholders' funds
--------------------------------------------------------------------------------------------------------------
                                                                                           2002           2001
                                                                                   (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------
Loss for the financial year                                                             (28,207)       (11,771)

Other recognised gains and losses relating to the year                                      325              1
--------------------------------------------------------------------------------------------------------------
                                                                                        (27,882)       (11,770)

New shares issued                                                                         7,597         15,380
--------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in shareholders' funds                                          (20,285)         3,610

Opening shareholders' funds                                                             156,050        152,440
--------------------------------------------------------------------------------------------------------------
Closing shareholders' funds                                                             135,765        156,050
==============================================================================================================
20 Reconciliation of operating loss to operating cash flows

--------------------------------------------------------------------------------------------------------------
                                                                            2002           2001           2000
                                                                    (Pounds)'000   (Pounds)'000   (Pounds)'000
--------------------------------------------------------------------------------------------------------------
Operating loss                                                           (38,150)       (21,066)       (13,933)

Depreciation charge                                                        2,617          2,146          1,808

Amortisation of intangible assets                                            882            373            374

Loss/(profit) on disposal of fixed assets                                      -              1             (5)

Shares issued to buy out DRC royalty agreement                             6,149              -              -

Increase in debtors                                                         (158)          (515)        (1,159)

Increase/(decrease) in creditors                                           1,852            (89)         9,306
--------------------------------------------------------------------------------------------------------------
Net cash outflow from operating activities                               (26,808)       (19,150)        (3,609)
==============================================================================================================

                                        58
                                        Cambridge Antibody Technology Group plc
                                        Notes to the Financial Statements

21 Analysis of cash flows
------------------------------------------------------------------------------------------------------------
                                                                            2002          2001          2000
                                                                    (Pounds)'000  (Pounds)'000  (Pounds)'000
------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance

Interest received                                                          7,558         8,322         4,245
------------------------------------------------------------------------------------------------------------
Net cash inflow                                                            7,558         8,322         4,245
============================================================================================================
Taxation

Research and development tax credit received                                 920             -             -
------------------------------------------------------------------------------------------------------------
Net cash inflow                                                              920             -             -
============================================================================================================
Capital expenditure and financial investment

Purchase of intangible assets                                             (2,067)            -             -

Purchase of tangible fixed assets                                         (7,894)       (3,485)       (1,018)

Proceeds from the sale of tangible fixed assets                                -             4            44
------------------------------------------------------------------------------------------------------------
Net cash outflow                                                          (9,961)       (3,481)         (974)
============================================================================================================
Management of liquid resources

Decrease/(increase) in term deposits                                       9,749        10,762       (23,980)

Net sale/(purchase) of securities                                         19,785       (10,488)     (109,749)
------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow)                                                 29,534           274      (133,729)
============================================================================================================
Financing

Issue of ordinary share capital                                            1,448        15,380       132,302

Capital elements of finance lease rental payments                              -             -            (9)
------------------------------------------------------------------------------------------------------------

Net cash inflow                                                            1,448        15,380       132,293
============================================================================================================

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

22 Analysis and reconciliation of net funds
------------------------------------------------------------------------------------------------------------
                                                         1 October                    Exchange  30 September
                                                              2001     Cash flow      movement          2002
                                                      (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
------------------------------------------------------------------------------------------------------------
Cash at bank                                                   585         2,528           (32)        3,081

Overdrafts                                                    (163)          163             -             -
============================================================================================================
                                                                           2,691           (32)

Liquid resources                                           156,228       (29,534)            -       126,694
------------------------------------------------------------------------------------------------------------
Net funds                                                  156,650       (26,843)          (32)      129,775
============================================================================================================

                                         59
                                         Cambridge Antibody Technology Group plc

22 Analysis and reconciliation of net funds continued

---------------------------------------------------------------------------------------------------------------
                                                                             2002           2001           2000
                                                                     (Pounds)'000   (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the year                                     2,691          1,345         (1,774)

(Decrease)/increase in liquid resources                                   (29,534)          (274)       133,729

Decrease in lease financing                                                     -              -              9
---------------------------------------------------------------------------------------------------------------
Change in net funds resulting from cash flows                             (26,843)         1,071        131,964

Exchange movement                                                             (32)             -              2
---------------------------------------------------------------------------------------------------------------
Movement in net funds in year                                             (26,875)         1,071        131,966

Net funds at 1 October 2001                                               156,650        155,579         23,613
---------------------------------------------------------------------------------------------------------------
Net funds at 30 September 2002                                            129,775        156,650        155,579
===============================================================================================================

23 Financial commitments

Capital commitments of the Group were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                           Group          Group
                                                                                            2002           2001
                                                                                    (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------
Contracted but not provided for                                                              515            827
===============================================================================================================

Since the end of the 2002 financial year the Group has established a finance leasing facility. Furniture and equipment with a cost of (Pounds)504,000 have been financed under this facility which is repayable over four years.

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

---------------------------------------------------------------------------------------------------------------
                                                          Land and                      Land and
                                                         buildings          Other      buildings          Other
                                                              2002           2002           2001           2001
                                                      (Pounds)'000    (Pounds)000   (Pounds)'000   (Pounds)'000
---------------------------------------------------------------------------------------------------------------
Expiry date:

- within one year                                                -              -              -              2

- between two and five years                                     -             48              -              1

- after five years                                           1,801              -            836              -
===============================================================================================================

The Company had no capital or operating lease commitments.

24 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2002 were (Pounds)875,000 (2001: (Pounds)641,000; 2000: (Pounds)432,000).

                                       60
                                       Cambridge Antibody Technology Group plc
                                       Notes to Financial Statements

25 Related party transactions

During the 2000 financial year CAT Limited paid a fee of US$1.3 million to Prudential Vector Healthcare Group (`Prudential Vector') under an arrangement whereby Prudential Vector agreed to provide certain financial advisory services. The arrangement was subsequently terminated although Prudential Vector were, in certain circumstances, entitled to a further fee in respect of further transactions entered into by CAT Limited in the period up to February 2001. No such further transactions or payments have taken place.

J L Foght was a managing director of Prudential Vector at the time the arrangement was entered into and the payment made and is a Non-Executive Director of the Company.

The Board of Directors has determined that this transaction did not interfere with Dr Foght's exercise of independent judgement and accordingly has determined that he is an independent Director under the provisions of the Combined Code and that it is in the best interests of the Company that he continue to serve on the Audit Committee.

In accordance with FRS 8, `Related Party Disclosures', the Group does not disclose transactions or balances between group entities which are wholly eliminated on consolidation.

26 Litigation

As previously reported, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office.

In March 2002 the District Court in Washington DC issued a formal ruling that MorphoSys does not infringe CAT's US Griffiths patent. The decision was based on the method by which MorphoSys' library is derived. CAT has appealed this decision. The appeal will be limited to the issue as to whether MorphoSys infringes the Griffiths patent. A hearing date has not yet been set but it is anticipated that the hearing will take place in mid 2003.

May 2003 has been proposed as the trial date for the two legal actions in the District Court in Washington DC in which CAT claims that MorphoSys infringes its Winter II patent and two of the Winter/Lerner/Huse patents. The preliminary `Markman Hearings' on these cases were postponed. A new date for these hearings has yet to be set by the Court.

A trial date of 17 February 2003 has been proposed for the legal action brought by MorphoSys in respect of CAT's US McCafferty patent. The preliminary `Markman Hearing' on this case was postponed. A new date for this hearing has yet to be set by the Court.

As previously reported, in 2000 Crucell issued writs against the Medical Research Council (`MRC'), Scripps and Stratagene in a Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of the patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with the defendants, CAT is responsible for the defence of these proceedings. The Court has declined jurisdiction for Crucell's non infringement claims and assumed jurisdiction only on the invalidity claims (any decision will only cover Holland). The Court's ruling to decline jurisdiction in the Winter II case is currently under appeal by Crucell.

CAT intends to defend these proceedings vigorously and does not believe there is merit in these claims. Whatever the outcome of the above litigation activity, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

As previously reported, following certain share issues by Cambridge Antibody Technology Limited, Continental Venture Capital Limited (`CVC') issued proceedings in the State of New York claiming that it is entitled to anti-dilution shares (equivalent to 25,790 ordinary shares of 10p each). If CVC succeeds then the Directors would be obliged to issue anti-dilution shares to all similarly situated participants (approximately 763,000 ordinary shares of 10p each). Both parties issued cross motions for summary judgement which were denied in May 2000. There has been no change in the status of proceedings during the year and the Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

                                         61
                                         Cambridge Antibody Technology Group plc

27 Reconciliation to US GAAP

Summary of Significant Differences Between UK GAAP. Followed by the Group and US GAAP The Group's consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (`US GAAP'). The following is a summary of significant adjustments to net loss and shareholders' funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK GAAP and US GAAP.

Reconciliation of net loss from UK GAAP to US GAAP
------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002           2001           2000
                                                                            Notes   (Pounds)'000   (Pounds)'000   (Pounds)'000
------------------------------------------------------------------------------------------------------------------------------
Net loss as reported under UK GAAP                                                       (28,207)       (11,771)        (8,289)

Adjustments for:

Compensation costs under variable plan accounting for stock options          (a)          (3,703)        (7,804)        (8,223)

Acquisition of Aptein Inc.                                                   (b)             (16)           (16)           (16)

Revenue recognition                                                          (c)             422            422            111

Accounting for National Insurance on share options                           (d)            (248)          (194)           523

Reclassification of share issue expenses                                     (e)               -           (202)        (1,237)

Profit on sale of Denzyme ApS                                                (f)             229              -              -

Termination of DRC royalty agreement                                         (g)             723              -              -

Foreign exchange difference                                                  (h)            (491)             -              -
------------------------------------------------------------------------------------------------------------------------------
Net loss as reported under US GAAP                                                       (31,291)       (19,565)       (17,131)
==============================================================================================================================

Loss per share under US GAAP. Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (`SFAS') No. 128, `Earnings per Share'. Under SFAS No. 128, basic net loss per ordinary share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company's potential ordinary share equivalents are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002           2001           2000
------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per ordinary share (pence)                                       87.3           55.4           56.8

Shares used in computing net loss per ordinary share (number)                         35,828,446     35,313,260     30,179,818

Antidilutive securities, not included above (number)                                     867,316      1,077,800      1,548,764
==============================================================================================================================

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders' funds from UK GAAP to US GAAP
------------------------------------------------------------------------------------------------------------------------------
                                                                                            2002           2001           2000
                                                                            Notes   (Pounds)'000   (Pounds)'000   (Pounds)'000
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds as reported under UK GAAP                                            135,765        156,050        152,440

Acquisition of Aptein Inc.                                                   (b)             127            143            159

Revenue recognition                                                          (c)          (2,375)        (2,797)        (1,768)

Accounting for National Insurance on stock options                           (d)              81            329            523
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds as reported under US GAAP                                            133,598        153,725        151,354
==============================================================================================================================

                                         62
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

27 Reconciliation to US GAAP continued

Reconciliation of movement in shareholders' equity under US GAAP
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                               Total
                                                                            Share                                      shareholders'
                               Number of shares   Share capital   premium account   Other reserve   Accumulated loss          equity
                                   (Pounds)'000    (Pounds)'000      (Pounds)'000    (Pounds)'000       (Pounds)'000    (Pounds)'000
------------------------------------------------------------------------------------------------------------------------------------
Balance, 30 September 2000           34,770,438           3,477           187,274          13,492            (52,889)       151,354

Shares issued                           685,427              69            14,062               -                  -         14,131

Compensation costs for
stock options                                 -               -             7,804               -                  -          7,804

Foreign exchange translation                  -               -                 -               -                  1              1

Net loss for the year under
US GAAP                                       -               -                 -               -            (19,565)       (19,565)
                                                                                                         -----------
Total comprehensive income                                                                                   (19,564)
------------------------------------------------------------------------------------------------------------------------------------
Balance, 30 September 2001           35,455,865           3,546           209,140          13,492            (72,453)       153,725

Shares issued                           758,484              75             6,794               5                  -          6,874

Compensation costs for
stock options                                 -               -             3,703               -                  -          3,703

Foreign exchange translation                  -               -                 -               -                587            587

Net loss for the year under
US GAAP                                       -               -                 -               -            (31,291)       (31,291)
                                                                                                         -----------

Total comprehensive income                                                                                   (30,704)
------------------------------------------------------------------------------------------------------------------------------------
Balance,
30 September 2002                    36,214,349           3,621           219,637          13,497           (103,157)       133,598
====================================================================================================================================

Total accumulated other comprehensive income (foreign currency translations) at 30 September 2001 was (Pounds)1,000 and at 30 September 2002 was
(Pounds)588,000.

(a) Compensation costs under variable plan accounting for stock options. CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (`APB') Opinion 25, `Accounting for Stock Issued to Employees', the Company is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. The targets were first achieved in the year ended 30 September 2000.

There is no tax effect related to the adjustments in respect of stock options.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (`Aptein') in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 `Fair Values in Acquisition Accounting', the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders' funds as `shares to be issued'. The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, APB Opinion 16, `Accounting for Business Combinations', contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

                                         63
                                         Cambridge Antibody Technology Group plc

27 Reconciliation to US GAAP continued

(c) Revenue recognition. The nature of the Group's principal revenue streams and the Group's accounting policy for revenue recognition under UK GAAP are as detailed in note 1. For US GAAP purposes, the Company has adopted, for all periods, Staff Accounting Bulletin 101 (`SAB101'), `Revenue Recognition in Financial Statements', which was issued by the Securities and Exchange Commission (`SEC') in December 1999.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2002 and 2001 licence revenues under US GAAP were therefore (pounds)422,000 higher. For the year ended 30 September 2000 licence revenues under US GAAP were (pounds)111,000 higher.

(d) Accounting for National Insurance on share options. Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at 30 September 2002 was (pounds)81,000 and the net credit for the year then ended amounted to (pounds)248,000.

Under US GAAP, Emerging Issues Task Force (`EITF') Issue 00-16 `Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation', no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(e) Share issue expense. Under the agreement with DRC the Group received an amount of (pounds)1.5 million in 1994 in exchange for rights to a percentage of the cash receivable in respect of certain revenues and certain equity issues where these equity issues form part of a commercial collaboration. Under UK GAAP amounts paid to DRC as a result of an equity subscription are accounted for as a share issue expense since they are considered to be directly related to the share issue.

Under US GAAP these amounts are not considered to be a share issue cost since DRC are not providing any services in connection with the equity issue. Accordingly, such amounts are charged to the profit and loss account for the year under US GAAP.

(f) Profit on sale of Denzyme ApS. Goodwill of (pounds)229,000 arose on the purchase of Denzume ApS in June 1996. In accordance with the UK accounting standard then in force (Statement of Standard Accounting Practice 22) this goodwill was written off to reserves. Under US GAAP the goodwill was expensed in the income statement.

The Company sold Denzyme ApS, a wholly owned subsidiary, in November 2001. Under UK GAAP the calculated profit on disposal takes account of the goodwill previously written off to reserves resulting in a profit on disposal of (pounds)2,000. Under US GAAP there is no requirement to write back the goodwill as it has already been charged to the profit and loss account. Therefore under US GAAP the profit on disposal of Denzyme ApS is (pounds)231,000.

(g) Termination of DRC royalty agreement. Under an agreement with DRC the Group received a payment of (pounds)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002 the Group bought out this obligation to DRC for (pounds)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC.

Under UK GAAP the share price applied to this transaction defined in the contract, was the volume weighted average closing CAT share price over the ten days prior to 30 April 2002, being the date that the Group notified DRC that they intended to terminate the royalty agreement. This resulted in a credit to the share premium account of (pounds)6,102,000.

Under US GAAP the share price applied was the fair value of the closing CAT share price on the 30 April 2002, resulting in a credit to the share premium account of (pounds)5,379,000.

(h) Foreign currency translation. Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

                                         64
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

27 Reconciliation to US GAAP continued

(i) Taxation. Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2002, 2001 and 2000, CAT has approximately (pounds)79 million, (pounds)60 million and (pounds)36 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

No tax effect has been recognised in the reconciliation of net loss from UK GAAP to US GAAP in respect of the differences arising in respect of those items, as the timing differences arising are offset in full by the unrecognised tax losses carried forward.

Consolidated statements of cash flows. The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 `Statement of Cash Flows'. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included to the extent that the amounts involved have a maturity of less than three months and are convertible into known amounts of cash. Summary statements of cash flow presented under US GAAP are given below:

-------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (pounds)'000  (pounds)'000 (pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by operating activities                                    (18,330)      (10,828)         636

Net cash used in investing activities                                                   (5,106)      (21,735)     (32,725)

Net cash provided by financing activities                                                1,448        15,380      132,293

Effects of exchange rate changes on cash and cash equivalents                              (32)            -            2
-------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents                                       (22,020)      (17,183)     100,206

Beginning cash and cash equivalents                                                     90,599       107,782        7,576
-------------------------------------------------------------------------------------------------------------------------
Ending cash and cash equivalents                                                        68,579        90,599      107,782
=========================================================================================================================

                                       65
                                       Cambridge Antibody Technology Group plc

27 Reconciliation to US GAAP continued

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP is presented below for the years ended 30
September:

-------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (pounds)'000  (pounds)'000 (pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Operating activities

Net cash used in operating activities under UK GAAP                                    (26,808)      (19,150)      (3,609)

Returns on investments and servicing of finance                                          7,558         8,322        4,245

Taxation                                                                                   920             -            -
-------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities under US GAAP                                    (18,330)      (10,828)         636
-------------------------------------------------------------------------------------------------------------------------
Investing activities

Capital expenditure and financial investment under UK GAAP                              (9,961)       (3,481)        (974)

Management of liquid resources under UK GAAP                                            29,534           274     (133,729)

Cash equivalents with a maturity of less than three months                             (24,679)      (18,528)     101,978
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (5,106)      (21,735)     (32,725)
-------------------------------------------------------------------------------------------------------------------------
Movement in cash

Increase/(decrease) in cash under UK GAAP                                                2,691         1,345       (1,774)

Cash equivalents with a maturity of less than three months                             (24,679)      (18,528)     101,978

Effects of exchange rate changes on cash and cash equivalents                              (32)            -            2
-------------------------------------------------------------------------------------------------------------------------
                                                                                       (22,020)      (17,183)     100,206
=========================================================================================================================

Accounting for share-based compensation. As permitted under SFAS 123, `Accounting for Stock-Based Compensation', in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25, `Accounting for Stock Issued to Employees'. Accordingly, for the years ended 30 September 2002, 2001 and 2000, compensation expenses of (pounds)3,703,000, (pounds)7,804,000 and (pounds)8,223,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company's charge to income for the years ending 30 September 2002, 2001 and 2000 would have been (pounds)1,523,000, (pounds)1,064,000 and (pounds)814,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

-------------------------------------------------------------------------------------------------------------------------
                                                                                          2002          2001         2000
                                                                                  (pounds)'000  (pounds)'000 (pounds)'000
-------------------------------------------------------------------------------------------------------------------------
Pro forma net loss                                                                     (29,111)      (12,825)      (9,722)

Pro forma net loss per share (basic and fully diluted)                                   81.3p         36.3p        32.2p

Reported net loss                                                                      (31,291)      (19,565)     (17,131)

Reported net loss per share (basic and fully diluted)                                    87.3p         55.4p        56.8p
=========================================================================================================================

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

-------------------------------------------------------------------------------------------------------------------------
                                                                      Annual standard         Risk-free     Expected life
Year ending                                    Dividend yield  diviation (volatility)     interest rate             Years
-------------------------------------------------------------------------------------------------------------------------
30 September 2002                                          0%                     65%              4.9%               5.5

30 September 2001                                          0%                     75%              5.3%               5.5

30 September 2000                                          0%                     75%              6.1%               5.5
=========================================================================================================================

                                        66
                                        Cambridge Antibody Technology Group plc
                                        Notes to the Financial Statements

27 Reconciliation to US GAAP continued

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to `WAEP', Weighted Average Fair Value to `WAFV' and Weighted Average Remaining Contractual Life to `WARCL'.

The movement in options outstanding during the three years ended 30 September 2002, 2001 and 2000, is summarised in the following table:

----------------------------------------------------------------------------------------------------------------------------
                                                                2002                         2001                       2000
                                     -------------------------------  ---------------------------  -------------------------
                                                                WAEP                         WAEP                       WAEP
                                              Number         (Pounds)      Number         (Pounds)      Number       (Pounds)
----------------------------------------------------------------------------------------------------------------------------
Outstanding at 1 October 2001              1,517,978            4.92    1,796,647            3.34    2,223,506          3.29

Granted during the year                      283,121           14.96       95,881           29.71      489,776          3.00

Exercised during the year                   (255,634)           3.07     (362,673)           3.74     (836,010)         2.97

Forfeited during the year                    (43,658)          10.57      (11,877)           2.61      (30,625)         4.10

Expired during the year                            -               -            -               -      (50,000)         3.16
----------------------------------------------------------------------------------------------------------------------------
Outstanding at 30 September 2002           1,501,807            6.97    1,517,978            4.92    1,796,647          3.34
============================================================================================================================
Exercisable at 30 September 2002             663,657            3.51      663,539            3.69      703,912          3.12
============================================================================================================================

The following table summarises the value of options granted during the years ending 30 September 2002, 2001 and 2000:

----------------------------------------------------------------------------------------------------------------------------
                                               WAFV           WAEP           WAFV           WAEP           WAFV         WAEP
Exercise price relative to market price     (Pounds)       (Pounds)       (Pounds)       (Pounds)       (Pounds)     (Pounds)
----------------------------------------------------------------------------------------------------------------------------
Equals                                            -              -              -              -              -            -

Exceeds                                       10.28          17.05          17.12          25.66              -            -

Is less than                                   7.42          10.83          21.34          30.18           2.10         3.00
----------------------------------------------------------------------------------------------------------------------------
Total                                          9.32          14.96          20.91          29.71           2.10         3.00
============================================================================================================================

The following tables summarise information about the stock options outstanding at 30 September 2002, 2001 and 2000.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Exercisable as at
                                                    Outstanding as at 30 September 2002                    30 September 2002
                                     --------------------------------------------------          ---------------------------
Range of exercise prices                                            WAEP          WARCL                                 WAEP
(Pounds)                                        Number           (Pounds)         Years                Number        (Pounds)
----------------------------------------------------------------------------------------------------------------------------
0 - 0.99                                             -                 -              -                     -              -

1 - 2.99                                       699,450              2.66           4.32               224,718           2.20

3 - 4.99                                       189,179              3.06           3.78               189,179           3.06

5 - 9.99                                       249,760              5.02           3.79               249,760           5.02

10 - 19.99                                     269,883             14.88           9.34                     -              -

20 - 31                                         93,535             29.46           6.33                     -              -
----------------------------------------------------------------------------------------------------------------------------
Total                                        1,501,807              6.97           5.19               663,657           3.51
============================================================================================================================

----------------------------------------------------------------------------------------------------------------------------
                                                                                                           Exercisable as at
                                                    Outstanding as at 30 September 2001                    30 September 2001
                                        -----------------------------------------------          ---------------------------
Range of exercise prices                                            WAEP          WARCL                                 WAEP
(Pounds)                                        Number           (Pounds)         Years                Number        (Pounds)
----------------------------------------------------------------------------------------------------------------------------
0 - 0.99                                             -                 -              -                     -              -

1 - 2.99                                       766,149              2.63           5.26                45,350           1.28

3 - 4.99                                       374,924              3.03           4.21               357,929           3.03

5 - 10                                         277,760              5.02           4.84               260,260           5.02

21 - 31                                         99,145             29.49           7.29                     -              -
----------------------------------------------------------------------------------------------------------------------------
Total                                        1,517,978              4.92           3.95               663,539           3.69
============================================================================================================================

                                         67
                                         Cambridge Antibody Technology Group plc

27 Reconciliation to US GAAP continued

---------------------------------------------------------------------------------------------------------------------------
                                                                                                          Exercisable as at
                                                      Outstanding as at 30 September 2000                 30 September 2000
                                          -----------------------------------------------  --------------------------------
Range of exercise prices                                              WAEP          WARCL                              WAEP
(Pounds)                                      Number              (Pounds)          Years          Number          (Pounds)
---------------------------------------------------------------------------------------------------------------------------
0 - 0.99                                           -                     -              -               -                 -

1 - 2.99                                     870,470                  2.49           6.10         137,794              1.31

3 - 4.99                                     434,253                  3.03           5.31         417,258              3.03

5 - 10                                       488,660                  5.01           5.88         148,860              5.03

21 - 31                                        3,264                 23.03           9.65               -                 -
---------------------------------------------------------------------------------------------------------------------------
Total                                      1,796,647                  3.34           5.76         703,912              3.12
===========================================================================================================================

Deferred tax. A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30% for 2002 and 2001 and 30.2% for 2000) to loss before taxation, using UK GAAP measurement principles, is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002           2001          2000
                                                                                        (Pounds)'000   (Pounds)'000  (Pounds)'000
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense computed at statutory income tax rate                                      (9,529)        (3,531)       (2,503)

Permanent differences                                                                         (1,041)        (1,205)         (549)

Utilisation of tax losses in respect of research and development tax credit claimed           (3,557)             -             -

Other                                                                                              -              -          (164)

Change in valuation allowance                                                                 10,570          4,736         3,216
---------------------------------------------------------------------------------------------------------------------------------
Credit for income taxes                                                                       (3,557)             -             -
---------------------------------------------------------------------------------------------------------------------------------

Net deferred taxes are analysed as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                2002           2001          2000
                                                                                        (Pounds)'000   (Pounds)'000  (Pounds)'000
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:

Losses carried forward                                                                        23,658         18,126        13,108

Excess of tax value over book value of fixed assets                                                -            335           599

Other short term timing differences                                                               58              -            23
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              23,716         18,461        13,730

Valuation allowance                                                                          (22,444)       (18,461)      (13,725)
---------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                         1,272              -             5

Deferred tax liabilities:

Other short term timing differences                                                                -              -            (5)

Excess of book value over tax value of fixed assets                                           (1,272)             -             -
---------------------------------------------------------------------------------------------------------------------------------
Net deferred taxes                                                                                 -              -             -
---------------------------------------------------------------------------------------------------------------------------------

As discussed in Note 7, the Group recorded a research and development tax credit in the current year. This credit results in a surrender of certain lossses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses. The Group, to the extent it is eligible, will continue to record research and development tax credits in the period in which they become estimable.

As at 30 September 2002 the Group had approximately (pounds)79 million of tax losses available to carry forward indefinitely against future trading profits.

                                         68
                                         Cambridge Antibody Technology Group plc
                                         Notes to the Financial Statements

27 Reconciliation to US GAAP continued

Recently issued accounting pronouncements. In August 2001, the Financial Accounting Standards Board issued SFAS 144, `Accounting for the Impairment or Disposal of Long-Lived Assets', which addresses financial accounting and reporting for the impairment or disposal of Long-Lived Assets and supersedes SFAS 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of', and the accounting and reporting provisions of APB Opinion No. 30, `Reporting the Results of Operations', for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after 15 December 2001, with earlier application encouraged. We expect to adopt SFAS 144 as of 1 October 2002 and we do not expect that the adoption of the Statement will have a significant impact on our financial position, results of operations or cash flows.

In April 2002 the Financial Accounting Standards Board (`FASB') issued SFAS 145, `Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment to FASB Statement No. 13 and Technical Corrections.' SFAS 145 streamlines the reporting of debt extinguishments and requires that only gains and loses from extinguishments meeting the criteria in Accounting Policies Board Opinion 30 would be classified as extraordinary. Thus, gains and losses arising from extinguishments that are part of a company's recurring operations would not be reported as an extraordinary item. SFAS 145 is effective for fiscal years beginning after 15 May 2002 with earlier adoption encouraged. We do not expect the adoption of SFAS 145 to have a material impact on our financial position, results of operations or cash flows.

SFAS 146, `Accounting for Costs Associated with Exit or Disposal Activities' was issued in June 2002 and addresses accounting and processing for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ('EITF') Issue 94-3, `Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring).' SFAS 146 requires that a liability for a cost associated with an exit or disposal liability be recognised when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognised at the date of an entity's commitment to an exit plan. Under SFAS 146, fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002, with early application encouraged. We do not expect the adoption of SFAS 146 to have a material impact on our financial position, results of operations or cash flows.

In 2001, the Financial Accounting Standards Board issued SFAS 141, `Business Combinations' and SFAS No.142, `Goodwill and Other Intangible Assets'. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. SFAS 141 requires intangible assets to be recognised if they arise from contractual or legal rights or are `separable', ie, it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognised under SFAS 141 than its predecessor, APB Opinion 16, although in some instances previously recognised intangibles will be subsumed into goodwill.

Under SFAS 142, goodwill will no longer be amortised on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS 121, `Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of'. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion 18, `The Equity Method of Accounting for Investments in Common Stock'. Under SFAS 142 intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

SFAS 142 is effective for fiscal years beginning after 15 December 2001 although goodwill on business combinations consummated after 1 July 2001 will not be amortised.

The adoption of SFAS 141 and 142 is not expected to have any material impact upon the Group's results.

                                         69
                                         Cambridge Antibody Technology Group plc

Selected Financial Data

Our audited historical consolidated financial statements are presented in British pounds sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in note 27 to our audited historical consolidated financial statements included elsewhere in this annual report.

The following summary financial data should be read in conjunction with `Operating and Financial Review and Prospects' and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended 30 September 2002, 2001, 2000, 1999 and 1998, and the consolidated balance sheet data at 30 September 2002, 2001, 2000, 1999 and 1998 have been derived from our audited historical consolidated financial statements, but do not, however, constitute our statutory accounts within the meaning of Section 240 of the Companies Act 1985 in the United Kingdom.

--------------------------------------------------------------------------------------------------------------------------
                                                              2002          2001          2000          1999          1998
Income statement                                      (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
--------------------------------------------------------------------------------------------------------------------------
UK GAAP

Turnover                                                    9,471         7,121         7,018         2,165         1,275

Gross profit                                                9,391         6,770         6,637         2,084         1,214

Research and development expenses                          31,307        21,393        15,728        13,574         9,125

General and administration expenses/(i)/                   16,234         6,443         4,842         2,684         2,078

Operating loss                                            (38,150)      (21,066)      (13,933)      (14,174)       (9,989)

Net loss on ordinary activities before taxation           (31,764)      (11,771)       (8,289)      (12,364)       (7,030)

Taxation on loss on ordinary activities                     3,557             -             -            (1)           (4)

Net loss                                                  (28,207)      (11,771)       (8,289)      (12,365)       (7,034)

Net loss per share (basic and diluted)/(ii)/ (pence)       (78.7p)       (33.3p)       (27.5p)       (50.9p)       (31.3p)
--------------------------------------------------------------------------------------------------------------------------
US GAAP

Turnover                                                    9,893         7,543         7,129         2,165         1,275

Operating loss                                            (41,234)      (28,860)      (22,775)      (14,022)       (9,966)

Net loss                                                  (31,291)      (19,565)      (17,131)      (12,213)       (7,011)

Basic and diluted net loss per share                       (87.3p)       (55.4p)       (56.8p)       (50.2p)       (31.2p)
--------------------------------------------------------------------------------------------------------------------------
Balance sheet
--------------------------------------------------------------------------------------------------------------------------
UK GAAP

Cash and investments in liquid resources                  129,775       156,813       156,528        23,622        34,844

Total assets                                              156,908       172,470       169,436        35,175        45,661

Current liabilities                                       (12,563)       (8,335)       (9,627)       (3,929)       (2,718)

Long term liabilities                                      (8,580)       (8,085)       (7,369)       (2,812)       (3,317)

Net assets                                                135,765       156,050       152,440        28,434        39,626

Shareholders' funds - all equity                          135,765       156,050       152,440        28,434        39,626

Number of ordinary shares outstanding                  36,214,349    35,455,865    34,770,438    25,281,365    23,492,584
--------------------------------------------------------------------------------------------------------------------------
US GAAP

Cash and investments in liquid resources                  129,775       156,813       156,528        23,622        34,844

Total assets                                              157,035       172,613       169,595        35,350        44,034

Current liabilities                                       (12,904)       (8,428)       (9,294)       (3,929)       (2,718)

Long term liabilities                                     (10,533)      (10,460)       (8,947)       (2,812)       (3,317)

Net assets                                                133,598       153,725       151,354        28,609        37,999

Shareholders' funds - all equity                          133,598       153,725       151,354        28,609        37,999
--------------------------------------------------------------------------------------------------------------------------

(i) General and administration expenses for the year ended 30 September 2002 included (pounds)7,913,000 of costs incurred in the year relating to two transactions entered into with DRC during the year (comparative periods: none).
(ii) Under UK GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

                                         70
                                         Cambridge Antibody Technology Group plc

Corporate Advisors

Brokers

Cazenove & Co.
12 Tokenhouse Yard
London EC2R 7AN, UK

Auditors

Deloitte & Touche
Leda House
Station Road
Cambridge CB1 2RN, UK

Bankers

Barclays Bank Plc
Corporate Banking
PO Box 885
Cambridge CB4 9DE, UK

                                         71
                                         Cambridge Antibody Technology Group plc

Shareholder Information

The share price is obtainable from the following:

Financial Times, Daily Telegraph, The Independent, Cambridge Evening News, The Guardian, Daily Express.

London Stock Exchange

mnemonic CAT

NASDAQ

mnemonic CATG


Announcements

First quarter - mid February
Interim - mid May
Third quarter - early September
Final - mid November

Shareholders

There are approximately 2,300 registered shareholders.

Company Secretary and registered office

Diane Mellett LLB JD
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH, UK

Registered number 3234033

Registrars

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH, UK
Tel 0870 702 0000

US Depositary

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, US

Investor relations

Information on CAT is available online via the internet at www.cambridgeantibody.com

Security analysts and investment professionals should direct their enquiries in the first instance to:

UK/Europe

Corporate Communications
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH, UK

US

The Trout Group LLC
740 Broadway, Suite 903
New York, NY 10003, US

PFIC Annual Information Statement
Cambridge Antibody Technology Group plc

The following information applies to United States shareholders only. For the year ended 30 September 2002, we believe that the Company was not a Passive Foreign Investment Corporation (`PFIC') as defined by Section 1297 of the United States Code. This conclusion is a factual determination that is made annually and therefore may be subject to change in the future. As the Company was at one time a PFIC we provide the following information.

Fiscal year ended 30 September 2002

1 This information is being provided pursuant to Section 1.1295-1T of the United States Treasury Regulations.

2 This PFIC Annual Information Statement applies to the financial year of the Company beginning 1 October 2001 and ending 30 September 2002.

3 The Company had negative ordinary earnings and no net capital gain for the taxable year indicated above.

4 During the year no actual or deemed distributions were made.

5 The Company has given the information set forth in paragraphs 1-4 above to enable the shareholder to establish that the Company's ordinary earnings and net capital gain are computed in accordance with US income tax principles and to determine the shareholders' pro rata share thereof.

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                                         Cambridge Antibody Technology Group plc

Glossary

Please use this glossary of terms to give you a better understanding of our business.

Acute Respiratory Distress Syndrome (ARDS). A severe form of acute failure of lung function which can occur after trauma, sepsis or inhalation of a toxic substance.

ADR American Depositary Receipt. A negotiable US certificate representing ownership of shares in a non-US corporation, ADRs are quoted and traded in US dollars on US securities markets. CAT's ADRs are quoted on the NASDAQ National Market and one CAT ADR represents one ordinary share in CAT.

Agonistic. A positive response induced by the binding of a target molecule to a cell surface receptor.

Allergic disease/disorder. Conditions caused by an overreaction of the immune system to foreign substances which are usually considered to be harmless.

Apoptosis. Programmed cell death.

Antibody. A protein produced by B-lymphocytes (white blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

Antigen. A molecule recognised by an antibody.

Autoimmune disease/disorder. Conditions which occur when the human immune system reacts against a component of the human body.

B-Lymphocyte stimulator (BLyS). A protein which stimulates B-lymphocytes to produce antibodies.

Cirrhosis. A condition of chronic scarring of the liver, characterised by the presence of fibrous tissue, which destroys the liver architecture and interferes with normal liver function.

Crohn's disease. A chronic inflammatory disorder of the bowels.

Cytokines. Small protein molecules that are released by cells which affect the behaviour of other cells and regulate biological processes.

D2E7. Original codename for Humira(TM) (adalimumab).

Diabetic nephropathy. Chronic kidney disease, characterised by the leaking of protein into the urine, which occurs as a result of long-standing diabetes.

Efficacy. The measure of the effectiveness of a drug in treating a particular condition.

Eosinophil. A type of white blood cell, containing eosinophilic granules, which are particularly involved in allergic disorders.

Eotaxin. A protein that attracts eosinophils into tissues, where they can degranulate and cause tissue damage.

Fibrosis. A pathological process characterised by the proliferation of fibrous connective tissue, the main component of scar tissue, which may occur as a result of repeated injury to a tissue.

Glaucoma. A group of eye conditions in which the optic nerve is permanently damaged at the point where it leaves the eye, resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised pressure inside the eye.

Glioma. A type of malignant brain tumour.

Haematopoietic. Relating to stem cells from which all blood cells are derived.

Humira(TM) (D2E7). A human monoclonal anti-TNF(alpha) antibody developed for the treatment of rheumatoid arthritis.

Lymphocyte. A type of white blood cell. A sub-class known as B-lymphocytes produce antibodies.

Mast cells Tissue based cells important in allergic and inflammatory reactions.

Microarray. A flat, solid support with a large number of ordered, densely packed molecules, usually protein or DNA, arranged on its surface.

Monoclonal antibody. An antibody derived from clones of a single cell; all molecules have identical antigen binding sites.

Nasal patency. The openness of airways in the nose.

Ocular. Of, or relating to, the eye.

Orphan Drug status. Denotes a drug for a rare disease (less than 5 per 10,000 population in Europe). Orphan designation brings commercial benefits to the company developing the drug.

Phakotrabeclectomy. Combined surgery to simultaneously treat glaucoma and a cataract.

Phage. Abbreviation for bacteriophage, a filamentous virus that infects bacteria.

Phage display. CAT's proprietary technology in which antibodies are displayed on the tip of a phage (virus).

Pharmacokinetics. The study of the time course of a drug in the body following administration.

Phase I clinical trial. A first in man study conducted to determine the biological effects of a drug, especially its safety, tolerability and pharmacokinetics.

Phase I/II clinical trial. Early study in patients with the disease for which the product candidate is being developed to determine safety and preliminary efficacy.

Phase III clinical trial. Trials with larger patient numbers to confirm a drug's efficacy and safety. This is the last phase of trials prior to filing for market approval.

Pulmonary. Relating to the lung.

Rheumatoid arthritis. A condition characterised by chronic inflammation and gradual destruction of the joints.

Scleroderma. An autoimmune disease of the connective tissues which affects blood vessels and is characterised by thickening of the skin and fibrosis of the internal organs such as the lung.

Systemic lupus erythematosus (SLE). Often known as lupus, one of a group of severe autoimmune diseases characterised by the production of auto antibodies which can damage internal organs such as the kidney.

TGF(beta). Transforming growth factor beta (TGF(beta)) is a family of multifunctional biological molecules, excess production of which is associated with fibrosis and scarring.

TGF(beta)\\1\\. The form of TGF(beta) that is strongly linked to fibrosis and scarring of the skin as well as most internal organs.

TGF(beta)\\2\\. The form of TGF(beta) that is strongly associated with scarring in and around the eye.

TNF(alpha). Tumour necrosis factor alpha (TNF(alpha)) belongs to the cytokine family of biological molecules. It has pro-inflammatory effects and when produced excessively is responsible for increasing tissue damage in disorders such as rheumatoid arthritis.

Topical medication. Medication applied to the surface (as opposed to injection beneath the surface).

Trabeculectomy. The commonest type of surgical operation performed on patients with glaucoma to lower intraocular pressure.

TRAIL-R1/R2. Proteins expressed on the surface of a number of cancer cells which, when triggered, induce programmed cell death (apoptosis).

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Cambridge Antibody Technology Group plc
Milstein Building, Granta Park, Cambridge, CBI 6GH, UK
Telephone: +44(0) 1223 471 471 Fax: +44(0) 1223 471 472
E-mail: info@cambridgeantibody.com
Web site: www.cambridgeantibody.com